Filed Pursuant to Rule 424(b)(4)
Registration No. 333-170375

PROSPECTUS

4,575,000 Shares

SCORPIO TANKERS INC.

COMMON STOCK

Scorpio Tankers Inc. is offering 4,575,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “STNG”. The last reported sale price of our common stock on November 16, 2010 was $9.80 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 18.

PRICE $9.80 A SHARE

	Price to Public	Underwriting Discounts and Commissions*	Proceeds to Company
Per Share	$9.80	$0.53508	$9.26492
Total	$44,835,000	$2,447,991	$42,387,009

*	We have agreed to reimburse the underwriters for certain legal fees they incur in connection with this offering. See “Underwriting” beginning on page 116 of this prospectus.

We have granted the underwriters the right to purchase an additional 686,250 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common stock as set forth under “Underwriting.” The underwriters expect to deliver the shares of common stock to purchasers on November 22 , 2010.

MORGAN STANLEY

Fearnley Fonds	Dahlman Rose & Company	Lazard Capital Markets

Knight		DVB Capital Markets

November 16, 2010

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

(i)

PROSPECTUS SUMMARY

This section summarizes some of the key information that appears later in this prospectus. It may not contain all of the information that may be important to you. You should review carefully the risk factors and the more detailed information and financial statements included in this prospectus before making an investment decision. Unless the context otherwise requires, when used in this prospectus, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. The financial information included in this prospectus represents our financial information and the operations of our subsidiaries. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars. See the “Glossary of shipping terms” included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the shipping industry.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. We believe that the current dynamics in the tanker market will present attractive vessel purchase opportunities for ship operators that have the necessary capital resources. Following the completion of this offering, we will have approximately $67.3 million of available cash, including the net proceeds of this offering and the concurrent investment of approximately $5.0 million described below after deducting underwriting discounts and commissions and estimated expenses payable by us. The proceeds of this offering, together with borrowing capacity under our credit facility, will be available to fund additional acquisitions. We intend to use these funds to purchase additional modern tankers ranging in size from approximately 35,000 deadweight tons, or dwt, to approximately 200,000 dwt, and that generally are not more than five years old. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon Financial Limited, or Simon, which prior to our initial public offering was our ultimate parent company and controlling party; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

Our Fleet

We own and operate one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker that have an average age of 5.1 years as of November 10, 2010. In addition, we have options to purchase two 2008-built LR1 ice class-1A tankers, which options expire in September 2011. Two of our tankers, Noemi and STI Heritage, are employed under fixed-rate long-term time charters that, as of November 1, 2010, have remaining durations of approximately 15 and two months, respectively, and have aggregate remaining contracted cash flow of approximately $12.0 million. The Venice, Senatore and STI Harmony are currently participating in the Scorpio Panamax Tanker Pool, and STI Conqueror, STI Matador, STI Gladiator and STI Highlander are currently participating in the Scorpio Handymax Tanker Pool. See description in “Business—Management of our Fleet—Scorpio Tanker Pools”.

Our chartering policy is to employ our vessels on a variety of time charters and in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. We believe this policy allows us to obtain attractive charterhire rates for our vessels while managing our exposure to short-term fluctuations in the tanker chartering market.

The following table summarizes key information about our vessels and their associated charters or pool agreement as of the date of this prospectus:

Vessel Name	Vessel Type	Year Built	Charterer Name	Time Charter Rate ($ per day)(1)	Vessel Delivery Date	Re-Delivery from Charterer(2)
Venice(3)	Post-Panamax	2001	Scorpio Panamax Tanker Pool	Pool earnings	April 2004	N/A

Noemi(4)	LR1	2004	King Dustin	24,500	Jan 2007	Jan 2012

Senatore(3)	LR1	2004	Scorpio Panamax Tanker Pool	Pool earnings	Oct 2007	N/A

STI Conqueror(5)	Handymax	2005	Scorpio Handymax Tanker Pool	Pool earnings	June 2010	N/A

STI Harmony(3)	LR1	2007	Scorpio Panamax Tanker Pool	Pool earnings	June 2010	N/A

STI Heritage(6)	LR1	2008	Heritage Shipping Company Limited	$25,500	June 2010	Jan 2011

STI Matador(5)	Handymax	2003	Scorpio Handymax Tanker Pool	Pool earnings	July 2010	N/A

STI Gladiator(5)	Handymax	2003	Scorpio Handymax Tanker Pool	Pool earnings	July 2010	N/A

STI Highlander(7)	Handymax	2007	Scorpio Handymax Tanker Pool	Pool earnings	Aug 2010	N/A

STI Spirit(8)	LR2	2008	Scorpio Aframax Tanker Pool	Pool earnings	Nov 2010	N/A

(1)

This table shows gross charter rates and does not reflect commissions payable by us to third party and affiliated chartering brokers ranging from 2.5% to 3.75%, which includes the 1.25% payable to SCM.

(2)	Redelivery from the charterer is plus or minus 30 days from the expiry date, at the charterer’s option.
(3)

Venice, Senatore and STI Harmony participate in the Scorpio Panamax Tanker Pool operated by our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on the 24 vessels in the Scorpio Panamax Tanker Pool as of November 1, 2010, the

specifications of the Venice, Senatore and STI Harmony result in the vessels earning an aggregate of approximately 14.9% of all net pool revenues, assuming all pool participant vessels are operating for the full year. This percentage may not be reflective of future earnings in the pool. The vessels can be withdrawn from the pool upon 90 days’ notice or after the vessel is free from any commitment, whichever is later. Please see “Business—Our Managers—Scorpio Panamax Tanker Pool” for additional information comparing the Venice, Senatore and STI Harmony with other ships in the Scorpio Panamax Tanker Pool.

(4)

King Dustin currently time charters-out Noemi to ST Shipping, a wholly-owned subsidiary of Glencore S.A. of Zug, Switzerland. Please see “Related Party Transactions—King Dustin” for additional information.

(5)

STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in the Scorpio Handymax Tanker Pool operated by our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on the 37 vessels in the Scorpio Handymax Tanker Pool as of November 1, 2010, the specifications of the STI Conqueror, STI Matador, STI Gladiator and STI Highlander result in the vessels earning approximately an aggregate of 11.1% of all net pool revenues, assuming all pool participant vessels are operating for the full year. This percentage may not be reflective of future earnings in the pool. The vessels can be withdrawn from the pool upon 90 days’ notice or after the vessel is free from any commitment, whichever is later. Please see “Business—Our Managers—Scorpio Handymax Tanker Pool” for additional information comparing the STI Conqueror, STI Matador, STI Gladiator and STI Highlander with other ships in the Scorpio Handymax Tanker Pool.

(6)	Heritage Shipping Company Limited, or Heritage Shipping, is a subsidiary of Liberty, a related party. Please see “Related Party Transactions—Heritage Shipping” for additional information.
(7)

We have entered into an agreement pursuant to which an unaffiliated third party has the option to purchase the STI Highlander from us for an aggregate purchase price of $32.5 million. The buyer is required to notify the Company if it intends to exercise such option by November 23, 2010.

(8)

The STI Spirit was delivered to us on November 10, 2010. In connection with this vessel purchase, we also received two purchase options, each of which grants us the right, but not the obligation, to purchase a 2008-built LR1 ice class 1A tanker of approximately 63,600 dead weight tons for a price of $45.0 million. Each option can be exercised at any time until September 14, 2011. Upon its delivery to us, the STI Spirit entered the Scorpio Aframax Tanker Pool, which is commercially managed by SCM, our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. The Scorpio Aframax Tanker pool was founded in December 2009 and, as of November 1, 2010, there were four vessels operating in the pool, not including the STI Spirit which entered upon its delivery to us. The STI Spirit has not yet been allocated its pool points, so we cannot determine the percentage of pool revenue that it will be allocated going forward.

Please see “Business—Our Customers” for additional information about our chartering arrangements.

Our Managers

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. Commercial services primarily involve vessel chartering. Technical services primarily include vessel operation, maintenance and crewing. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We believe that Scorpio Group has established a reputation in the shipping industry as a leading independent provider of seaborne petroleum transportation services to major oil companies, national oil companies and oil traders in the Aframax, Panamax and Handymax tanker markets. Scorpio Group, headquartered in Monaco, was formed in 1971 and currently provides full technical management services through SSM to its own fleet as well as third party vessels and provides commercial management services through SCM to its own fleet as well as third party vessels. Scorpio Group is wholly-owned and controlled by the Lolli-Ghetti family, which has been involved in the shipping business since the early 1950s through NAI. Emanuele A. Lauro has served in a senior management position at Scorpio Group since 2004.

Scorpio Group has experienced significant growth since 2003 when it controlled a fleet of four vessels. As of November 1, 2010, Scorpio Group, through SSM and SCM, manages a fleet of approximately 76 vessels, including the nine vessels then in our fleet, one drybulk vessel owned directly by affiliates within Scorpio Group, and approximately 66 vessels owned by third parties operated through one of three tanker pools that Scorpio Group operates. The STI Spirit, delivered to us on November 10, 2010, is also managed by the Scorpio Group through SSM and SCM. In addition to two minority investments in logistics businesses, Scorpio Group also maintains offices in London, Mumbai, New York, Singapore, and Jakarta with approximately 80 shore-based employees globally.

SSM, which was formed in New York in 1971 and has been based in Monaco since 1984, is a technical ship management company and, as of November 1, 2010, manages a fleet of 16 vessels, including seven of the nine vessels then in our fleet, one drybulk vessel owned by affiliates of SSM and eight vessels owned by third parties. SCM, also based in Monaco, was formed in 2004 as a commercial management company and, as of November 1, 2010, manages a fleet of 76 vessels, including the nine vessels then in our fleet, one drybulk vessel owned by affiliates of SCM and 66 vessels owned by third parties. As noted above, the STI Spirit, delivered to us on November 10, 2010, is also managed by SSM and SCM. Our vessel STI Spirit participates in the Scorpio Aframax Tanker Pool, our vessels Venice, Senatore and STI Harmony participate in the Scorpio Panamax Tanker Pool and our vessels STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in the Scorpio Handymax Tanker Pool. All three pools employ vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, none of the pools have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rate of our pooled vessels for the duration of their participation in these pools.

Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

•

Experienced management team with an established track record in the public market. Since 2003, under the leadership of Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, Scorpio Group has grown from an owner of one tanker in 2003 to an operator or manager of approximately 76 vessels as of November 1, 2010. Over the course of the last seven years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool in which four, 24 and 37 vessels, respectively, participate as of November 1, 2010, from us, Scorpio Group and third party participants. Our President, Mr. Robert Bugbee, who also holds a senior management position within the Scorpio Group, has more than 25 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI Corporation,

or OMI, a NYSE-listed tanker company that was sold in 2007. As a key member of management, Mr. Bugbee assisted in growing OMI from 26 vessels in 1998 with an average age of approximately 15.1 years to 45 vessels with an average age of approximately 4.3 years when it was sold in 2007. Mr. Bugbee is supported by Brian Lee, our Chief Financial Officer, and Cameron Mackey, our Chief Operating Officer, both of whom also served as members of the management team responsible for the growth of OMI. Our General Counsel, Luca Forgione, has experience in the shipping and commodity trade industry, where he acquired knowledge of the relevant regulatory and compliance regimes. Our Vice President of Vessel Operations, Sergio Gianfranchi, serves as the Pool Fleet Manager of SCM and has assisted in the launch and operation of the Scorpio Group’s Panamax, Handymax and Aframax pools. Messrs. Lee, Mackey, Forgione and Gianfranchi serve in similar positions in Scorpio Group and have 11, 17, six and 47 years of experience, respectively, in the shipping industry, and, with Mr. Bugbee, collectively have over 106 years of combined shipping experience and have developed tanker industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•

Significant available liquidity to pursue acquisition and expansion opportunities. Immediately following this offering and the concurrent investment of approximately $5.0 million described below, we expect to have $67.3 million of cash after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use our available cash and borrowing capacity to pursue vessel acquisitions consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

•

Attractive Fleet. We have spent $245.6 million on vessel acquisitions since our initial public offering. Our fleet of ten high-quality tankers, comprised of one LR2, four LR1, one Post-Panamax and four Handymax tankers has an average age of 5.1 years as of November 10, 2010, compared to a current global tanker industry average of 7.7 years, as of September 30, 2010. We believe that owning a young, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties. In addition, our fleet provides us with significant forward cash flows through pool and time charters.

Our Business Strategy

Our primary objectives are to profitably grow our business and emerge as a major operator of medium-sized tanker vessels. The key elements of our strategy are:

•

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire modern, high-quality tankers through timely and selective acquisitions. We currently view LR2, Post-Panamax, LR1 and Handymax vessel classes as providing attractive return characteristics, and our management team has significant experience with these classes of vessels from their tenure at OMI and at Scorpio Group. A key element to our acquisition strategy will be to purchase high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. In the current market, asset values in the tanker industry are significantly below the last five and 10 year trailing averages, and as a result of a weak spot market we believe these values may continue to deteriorate over the near term. We believe that these circumstances combined with our management’s knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

•

Optimizing vessel revenues through a mix of time charter contracts and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. As it relates to spot market exposure, through our participation in tanker pools managed by the Scorpio Group, we believe that the revenues of our vessels will exceed the rate we would otherwise achieve by operating these vessels outside of the pools.

•

Focusing on tankers based on our experience and expertise in the segment. We believe that energy companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of Scorpio Group and of the former members of OMI’s management team in order to further expand these relationships with consistent delivery of superior customer service.

•

Minimizing operating and corporate expenses. Under the management agreements with SSM and SCM that we have entered into for our vessels and that we plan to enter into for any vessels that we acquire in the future, these two managers will coordinate and oversee the technical and commercial management, respectively, of our fleet. We believe that SSM and SCM will be able to do so at a cost to us that would be lower than what could be achieved by performing the functions in-house.

Tanker Industry Trends

Based on information provided by Fearnley Fonds ASA, or Fearnley, we believe that the following industry trends create growth opportunities for us as owners and operators of shipping vessels:

•	the global economic downturn and limited available vessel financing, among other things, have resulted in historically low tanker values;

•	recovery of global economic activity and industrial production, which continues to rely heavily upon oil and refined petroleum product consumption;

•

increased aggregate seaborne transportation distances due in large part to growing economies in China and India, and limitations on refinery capacity in developed countries coupled with lower cost refinery capacity becoming increasingly located in developing countries further from end consumers;

•

International Maritime Organization (IMO) regulations mandating a phase-out by 2010, or 2015 by exemption of a tanker’s flag state under certain conditions, of conventional, single-hull tankers, which make up 6% of the world’s tanker supply as of the end of September 2010; and

•	charterers’ concerns about environmental and safety standards have shifted their preference toward modern tankers operated by reputable ship operators.

Corporate Structure

We were incorporated under the laws of the Republic of The Marshall Islands on July 1, 2009. We currently maintain our principal executive offices at 9, Boulevard Charles III, Monaco 98000. Our telephone at this address is +377-9798-5716. We also maintain an office in the United States at 150 East 58th Street, New York, NY 10155. The telephone number at our New York office is 212-542-1616. We own each of the vessels in our fleet, and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries incorporated in the Republic of The Marshall Islands.

Our Dividend Policy

Currently, we do not intend to pay dividends to the holders of our common shares. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors may re-evaluate our dividend policy. Please see “Our Dividend Policy” for additional information regarding our dividend policy.

Our Credit Facilities

On June 2, 2010, we entered into a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA and Fortis Bank (Nederland) N.V. as lead arrangers, for a senior secured term loan facility of up to $150 million, or the 2010 Credit Facility. The Company had outstanding borrowings under this facility of $19.0 million at June 30, 2010 and $148.6 million at November 3, 2010. As of November 3, 2010, we have drawn down the entire $150.0 million available under our credit facility. The loan bears interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 15, 2015 and can only be used to finance vessel acquisitions, which vessels become the collateral for the credit facility. For further details, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

On November 5, 2010, we entered into a committed term sheet with DVB Bank SE, or DVB, for a senior secured term loan facility for the lower of $28.6 million or 55% of the charter free fair market value of the STI Spirit, which was acquired on November 10, 2010. The committed term sheet has customary conditions including DVB’s satisfaction with the completion of business, legal, environmental, tax, financial, accounting and customer call due diligence. Under the terms of the committed term sheet letter, the credit facility would have a maturity date of seven years after the drawdown date, and the loan would bear interest at LIBOR plus a margin of 2.75% per annum. The credit facility may only be used to finance the STI Spirit. DVB Capital Markets LLC, an affiliate of DVB, is acting as an underwriter of less than 1% of the shares in this offering. For further details of the credit facility as set forth in the committed term sheet, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical tanker industry; partial dependence on spot charters; charter values; changing economic, political and governmental conditions affecting our industry and business; applicable laws and regulations; risks related to our recently-formed company and its subsidiaries; our fleet’s limited performance record, operating history and financial information; full performance by counterparties; acquisitions and dispositions; operating expenses; our capital expenditures; taxes; customer relationships; liquidity; financing; and management.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 18.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon transferred three operating subsidiary companies to us, which owned the vessels in our fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. As a result of the completion of our initial public offering in April 2010, restricted stock issuances pursuant to our equity incentive plan, and Company purchases of stock pursuant to a share buy-back plan, the ownership percentage of Scorpio Owning Holding Ltd. immediately prior to the consummation of this offering stands at 29.6%. Liberty’s operations include the Scorpio Group’s drybulk carriers, logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments. Following completion of this offering, and after giving effect to the concurrent private placement, Scorpio Group and its affiliates, through Scorpio Owning Holding Ltd., are expected to beneficially own 23.3% of the outstanding shares of our common stock, which will represent 23.3% of the voting and economic interest in our common stock (22.7% and 22.7%, respectively, if the underwriters’ over-allotment option is exercised in full). Scorpio Group does not have an ownership interest in any tanker vessels other than our tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors consists of five individuals, three of whom are independent directors. The three independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group. Mr. Lauro and Mr. Bugbee have a restricted stock ownership interest of 2% and 1.75%, respectively, in Liberty, an affiliate of the Scorpio Group, but they have no other ownership interests in the Scorpio Group. Liberty, in turn, currently has a 29.6% ownership interest in us through Scorpio Owning Holding Ltd., its wholly-owned subsidiary, but this ownership interest will be reduced as a result of this offering to 23.3% (or 22.7%, if the underwriters’ over-allotment option is exercised in full), after giving effect to the concurrent private placement. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements. Under the commercial management agreement, we pay SCM a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels for vessels that do not participate in one of the Scorpio Group pools. For vessels operating in a Scorpio Group pool, we pay a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels. We pay SSM $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward. The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two years’ notice.

We will reimburse Liberty, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

For further details about our relationship and agreements with the Scorpio Group and its affiliates, please read “Related Party Transactions” and “Management—Board of Directors and Committees.”

Our Arrangement with a Member of the Lolli-Ghetti Family

Concurrently with this offering, a member of the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, will purchase approximately $5.0 million of additional shares of our common stock at the price per share to the public in this offering, in a private placement offering exempt from the registration requirements of the Securities Act of 1933.

Recent Developments—Unaudited Third Quarter and Nine Month Results

The tables below set forth our (1) unaudited results for the three and nine months ended September 30, 2010 and 2009 (2) our unaudited financial position as of September 30, 2010 and as of December 31, 2009 (3) our unaudited cash flows for the nine months ended September 30, 2009 and (4) our unaudited average daily results for the three and nine months ended September 30, 2010 and 2009. These unaudited results for the periods shown below are the responsibility of management. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period and these results are not necessarily indicative of our results for future periods.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Income Statements

(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue:
Vessel revenue	$13,358,211	$5,502,542	$26,775,939	$21,752,091
Operating expenses:
Vessel operating costs	(6,032,457)	(1,814,913)	(11,339,231)	(6,397,434)
Voyage expenses	(2,136,453)	—	(2,509,862)	—
Charter hire	—	—	—	(3,163,485)
Impairment(1)	—	(4,511,877)	—	(4,511,877)
Depreciation	(3,371,725)	(1,599,153)	(6,673,217)	(5,155,675)
General and administrative expenses	(2,215,743)	(122,964)	(3,715,636)	(304,404)

Total operating expenses	(13,756,378)	(8,048,907)	(24,237,946)	(19,532,875)

Operating income	(398,167)	(2,546,365)	2,537,993	2,219,216

Other (expense) and income, net:
Interest expense—bank loan	(1,220,498)	(143,978)	(1,917,063)	(590,372)
Realized loss on derivative financial instruments	—	(216,748)	(279,560)	(580,104)
Unrealized gain on derivative financial instruments	—	(228,746)	—	667,652
Interest income	1,480	623	30,873	4,754
Other expense, net	(31,496)	(3,245)	(456,418)	(10,925)

Total other (expense) and income, net	(1,250,514)	(592,094)	(2,622,168)	(508,995)

Net (loss)/ Income	$(1,648,681)	$(3,138,459)	$(84,175)	$1,710,221

Attributable to:
Equity holders of the parent	$(1,648,681)	$(3,138,459)	$(84,175)	$1,710,221
Earnings per share(2):
Basic	$(0.09)	$(0.56)	$(0.01)	$0.31
Diluted	$(0.09)	$(0.56)	$(0.01)	$0.31
Basic Weighted average shares outstanding	18,406,338	5,589,147	13,896,039	5,589,147
Diluted Weighted average shares outstanding(3)	18,406,338	5,589,147	13,896,039	5,589,147

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of
	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$42,598,075	$444,496
Accounts receivable	6,664,191	1,438,998
Prepaid expenses	503,417	583,944
Shareholder receivable	—	1,928,253
Inventories	1,098,332	433,428

Total current assets	50,864,015	4,829,119
Non-current assets
Vessels and drydock	284,319,636	99,594,267
Deposits on vessel purchases	5,216,080	—
Acquired time charter contracts	573,344	—
Other	2,395	—

Total non-current assets	290,111,455	99,594,267

Total assets	$340,975,470	$104,423,386

Current liabilities
Bank loan	13,179,340	3,600,000
Accounts payable	2,591,404	656,002
Accrued expenses	2,685,445	953,532
Derivative financial instruments	—	814,206

Total current liabilities	18,456,189	6,023,740
Non-current liabilities
Bank loan	108,619,120	36,200,000
Derivative financial instruments	—	871,104

Total non-current liabilities	108,619,120	37,071,104

Total liabilities	127,075,309	43,094,844

Shareholders’ equity
Issued, authorized and fully paid in share capital
Share capital	191,076	55,891
Additional paid-in capital	201,440,755	46,272,339
Merger reserve	13,292,496	13,292,496
Treasury shares	(2,647,807)	—
Retained earnings	1,623,641	1,707,816

Total shareholders’ equity	213,900,161	61,328,542

Total liabilities and shareholders’ equity	$340,975,470	$104,423,386

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the Nine Months Ended September 30,
	2010	2009
Operating activities
Net (loss)/income	$(84,175)	$1,710,221
Depreciation	6,673,217	5,155,675
Vessel impairment(1)	—	4,511,877
Amortization of restricted stock	531,178	—
Amortization of deferred financing fees	138,941	—
Amortization of acquired time charter contracts	1,771,151	—
Unrealized loss/(gain) on derivatives	164,690	(667,652)

	9,195,002	10,710,121

Changes in assets and liabilities:
Drydock payments	(525,102)	(1,253,841)
Increase in inventories	(664,904)	42,189
(Increase)/decrease in accounts receivable	(5,225,192)	1,904,406
Decrease/(increase) in prepaid expenses	80,527	(29,830)
Increase/(decrease) in accounts payable	1,622,026	(135,406)
Increase/(decrease) in accrued expenses	1,737,312	(242,539)
Interest rate swap termination payment	(1,850,000)	—
Increase/(decrease) in shareholder receivable	1,928,253	(2,760,987)

	(2,897,080)	(2,476,008)

Net cash inflow from operating activities	6,297,922	8,234,113

Investing activities
Acquisition of vessels	(190,565,509)	—
Deposits on vessel purchases	(5,216,080)	—
Acquisition of time charter contracts	(2,344,495)	—
Other	(2,395)	—

Net cash outflow from investing activities	(198,128,479)	—

Financing activities
Dividends paid	—	(8,661,000)
Bank loan repayment	(41,225,388)	(2,700,000)
Proceeds of long term debt	125,187,500	—
Debt issuance fees	(2,102,593)	—
Net proceeds from issuance of common stock	154,772,423	—
Acquisition of Treasury Shares	(2,647,806)	—

Net cash inflow/(outflow) from financing activities	233,984,136	(11,361,000)

Increase/(decrease) in cash and cash equivalents	42,153,579	(3,126,887)
Cash and cash equivalents at January 1,	444,496	3,607,635

Cash and cash equivalents at September 30,	$42,598,075	$480,748

Supplemental information:
Interest paid	$620,995	$650,478

Average Daily Results for the three and nine months ended September 30, 2010 and 2009

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Average Daily Results
Time charter equivalent per day(5)(6)	$15,234	$21,967	$18,088	$24,156
Vessel operating costs per day(7)	$7,950	$6,640	$8,411	$7,811
TCE per revenue day—pool	$12,472	$15,881	$14,988	$23,023
TCE per revenue day—spot(8)	$6,996	$—	$7,933	$—
TCE per revenue day—time charters(6)	$21,490	$25,500	$22,611	$25,037
Fleet data
Average number of owned vessels	8.24	3.00	4.94	3.00
Average number of time chartered-in vessels	—	—	—	0.44
Drydock
Expenditures for drydock	$833,078	$1,049,592	$833,078	$1,619,567

(1)	We recorded an impairment of two vessels for $4.5 million in the year ended December 31, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)

Basic earnings per share is calculated by dividing net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. In addition, the stock split described in Note 10 in the consolidated financial statements as of and for the year ended December 31, 2009 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(3)

The effect of diluted weighted shares outstanding for the three and nine month periods ended September 30, 2010 would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for those periods.

(4)

The current and non-current portions of the bank loan are net of $2.0 million for deferred financing fees that are being amortized over the life loan. The outstanding balance of the loan as of September 30, 2010 was $123.8 million.

(5)

Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock and major repairs. The vessels that are on time charter or operate in one of the Scorpio Tanker Pools do not have voyage expenses.

(6)

In June 2010, STI Harmony and STI Heritage were acquired with existing time charters that entitle the Company to receive $25,500 per day, per vessel. The allocated value of the time charter contracts was $2.3 million, and the amortization of the contracts, which was recorded as reduction to revenue, for the three and nine months ended September 30, 2010 was $1.4 million and $1.8 million, respectively.

(7)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(8)

Vessels may operate on voyage charter prior to their entry into their respective pools. In the third quarter, we had an aggregate of 150 days of vessels operating in the spot market, namely for the Senatore, STI Conqueror, STI Matador, STI Gladiator and STI Highlander. All of these vessels are now operating in their respective pools.

The Offering

Common shares presently outstanding	18,863,459 common shares

Common shares to be offered	4,575,000 common shares

Over-allotment	We have granted the underwriters a 30 day option to purchase, from time to time, up to an additional 686,250 of our common shares to cover over-allotments.

Common shares to be issued and sold to a member of the Lolli-Ghetti family(1)	510,204 shares to a member of the Lolli-Ghetti family for an aggregate of approximately $5.0 million at the price per share to the public in this offering.

Common shares to be outstanding immediately after this offering, and capital investment by a member of the Lolli-Ghetti family(1)

—assuming no exercise of over-allotment:	23,948,663 common shares

—assuming full exercise of over-allotment:	24,634,913 common shares

Use of proceeds

We intend to use the net proceeds of this offering, as well as a concurrent capital investment in us, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy. See the section of this prospectus entitled “Use of Proceeds.”

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “STNG”.

(1)	The number of shares to be issued to a member of the Lolli-Ghetti family is based on a public offering price in this offering of $9.80 per share.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Financial Data

The following table sets forth our summary consolidated financial data and other operating data. The summary financial data in the table as of and for the years ended December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The summary financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements, which have been prepared in accordance with International Accounting Standards No. 34, Interim Financial Reporting (“IAS 34”) and are included elsewhere in this prospectus. The data set forth below should be read in conjunction with the audited consolidated financial statements, the unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Our historical consolidated financial statements for the years ended December 31, 2009 and 2008 and six months ended June 30, 2009 have been prepared on a carve-out basis from the financial statements of Liberty Holding Company Ltd. These carve-out financial statements include all assets, liabilities and results of operations for our vessel-owning subsidiaries, formerly subsidiaries of Liberty Holding Company Ltd for those periods. For all periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are parties related to us. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

	For the year ended December 31,		For the Six Months Ended June 30,
	2009	2008	2010	2009
Consolidated Income Statement Data
Revenue:
Vessel revenue	$27,619,041	$39,274,196	$13,417,728	$16,249,549
Operating Expenses:
Charter hire	(3,072,916)	(6,722,334)	—	(3,181,342)
Vessel operating costs	(8,562,118)	(8,623,318)	(5,306,774)	(4,564,664)
Voyage expenses	—	—	(373,409)	—
Impairment(1)	(4,511,877)	—	—	—
Depreciation	(6,834,742)	(6,984,444)	(3,301,492)	(3,556,522)
General and administrative expenses	(416,908)	(600,361)	(1,499,893)	(181,440)

Total operating expenses	(23,398,561)	(22,930,457)	(10,481,568)	(11,483,968)

Operating Income	4,220,480	16,343,739	2,936,160	4,765,581
Other Income and Expense:
Interest expense—bank loan	(699,115)	(1,710,907)	(696,565)	(446,394)
Realized loss on derivative financial instruments	(808,085)	(405,691)	(279,560)	(363,356)
Unrealized gain /(loss) on derivative financial instruments	956,120	(2,057,957)	—	896,398
Interest income	4,929	35,492	29,393	4,131
Other expense, net	(256,292)	(18,752)	(424,922)	(7,680)

Total Other Income and Expense	(802,443)	(4,157,815)	(1,371,654)	83,099

Net Income	3,418,037	12,185,924	1,564,506	4,848,680

	For the year ended December 31,		For the Six Months Ended June 30,
	2009	2008	2010	2009
Attributable to:
Equity holders of the parent	3,418,037	12,185,924	1,564,506	4,848,680
Earnings per common share(2):
Basic earnings per share	$0.61	$2.18	$0.13	$0.87
Diluted earnings per share	$0.61	$2.18	$0.13	$0.87
Basic Weighted average shares outstanding	5,589,147	5,589,147	11,603,512	5,589,147
Diluted Weighted average shares outstanding	5,589,147	5,589,147	11,604,654	5,589,147

	As of December 31,		As of June 30,
	2009	2008	2010
Consolidated Balance Sheet Data
Cash and cash equivalents	$444,497	$3,607,635	$12,115,617
Vessels and drydock	99,594,267	109,260,102	213,128,282
Total assets	104,423,386	117,111,827	239,650,732
Bank loan(3)	39,800,000	43,400,000	19,000,000
Shareholder payable(4)	—	22,028,323	—
Related party payable(4)	—	27,406,408	—
Shareholder’s equity	61,328,542	20,299,166	217,738,842

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2009	2008	2010	2009
Consolidated Cash Flows
Provided (Used) By:
Cash Provided by Operating Activities	$9,305,851	$24,837,892	$6,256,926	$3,390,303
Cash Used by Investing Activities	—	—	(126,480,000)	—
Cash Used by Financing Activities	(12,468,990)	(22,384,000)	131,894,194	(6,136,500)

(1)	We recorded an impairment of two vessels for $4.5 million in the year ended December 31, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)

Basic earnings per share is calculated by dividing net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. In addition, the stock split described in Note 10 in the consolidated financial statements as of and for the year ended December 31, 2009 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(3)

Bank loan presented at June 30, 2010 is shown gross of $2.0 million of deferred financing fees that are being amortized over the life of the loan. There were no deferred financing fees at December 31, 2008 or December 31, 2009.

(4)

On November 18, 2009, the Shareholder payable and the Related party payable balances as of that date, were converted to equity as a capital contribution. See Note 11 in the consolidated financial statements as of and for the year ended December 31, 2009.

Other Operating Data

	For the year ended December 31,		For the Six Months Ended June 30,
	2009	2008	2010	2009
Average Daily Results
Time charter equivalent per day(5)	$23,423	$29,889	$21,652	$24,999
Vessel operating costs per day(6)	7,819	7,875	8,573	8,406
TCE per revenue day—pool/spot revenue	21,425	36,049	17,906	25,199
TCE per revenue day—time charters	24,825	24,992	23,661	24,826
Fleet data(7)
Average number of owned vessels	3.00	3.00	3.42	3.00
Average number of time chartered-in vessels	0.33	0.59	—	0.67
Drydock
Expenditures for drydock	1,680,784	—	—	569,974

(5)

Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock and major repairs. The vessels that are on time charter or operate in one of the Scorpio Tanker Pools do not have voyage expenses.

(6)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(7)

For a definition of items listed under “Fleet Data,” please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not currently have any time chartered-in vessels and do not intend to time charter-in any vessels into our fleet in the future.

RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

RISKS RELATED TO OUR INDUSTRY

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent global financial crisis may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. Two of our ten vessels operate on long-term time charters, while the remaining eight vessels operate in the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool, which are spot-market oriented. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If time charter or spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of ten vessels. Of those, eight are employed in spot market-oriented tanker pools, partially exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire in the future in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within Scorpio Group pools, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2009, charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Due to these indicators of potential impairment, in the year ended December 31, 2009, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $4.5 million for two of our vessels. Although, there have been no indicators of impairment in 2010, we cannot assure you that there will be no impairments in the future. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, according to Fearnresearch, as of the end of September 2010, the newbuilding order book which extends to 2014 equaled approximately 28% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009 and continuing through the first half of 2010, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, this could have a material adverse impact on our results of operations, financial condition and cash flows, and results of operation.

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, and could cause the market price of our common shares to decline.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations for our vessels employed on the spot market and can have a significant impact on pool earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost of fuel, however such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The recent Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facility, which requires that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding. However a decrease in these values could cause us to breach certain covenants that are contained in our credit facility and in future financing agreements that we may enter into from time to time. If the recoverable amounts of our vessels further decline and we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. For example, our vessel Senatore suffered damage to one of its ballast tanks in April 2010 which required a repair and resulted in offhire days. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in or to divest our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We, indirectly through SSM, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

RISKS RELATED TO OUR BUSINESS

We have a limited history of operations on which investors may assess our performance.

We were formed on July 1, 2009, and our initial three vessel-owning subsidiaries were transferred to us on October 1, 2009. Since our initial public offering in April 2010, we have acquired seven additional vessels, and as such, we have been operating over two-thirds of our vessels for approximately six months or less. We have a limited performance record and operating history, and, therefore, limited historical financial information, upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. As a young company, we will face certain operational challenges not faced by companies with a longer operating history.

We have a limited history operating as a publicly traded entity and will continue to incur increased costs in future years as a result of being a publicly traded corporation.

We have only operated as a public company since April 2010. As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

Obligations associated with being a public company require significant company resources and management attention.

We have recently become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower available cash. If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time. The delivery of such additional vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. The seller could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

As of November 1, 2010, we employed two tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately 8.5 months. Vessels committed to medium- and long-term charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in operating costs would decrease earnings and available cash.

Under the charter agreements for two of our vessels, the charterer is responsible for voyage costs and we are responsible for the vessel operating costs. Under the tanker pool agreements for our remaining eight vessels, the pool is responsible for the voyage expenses and we are responsible for vessel costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. The recent global financial crisis may reduce the demand for transportation of oil and oil products which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur from 2026 to 2033, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In the opinion of Seward & Kissel LLP, our U.S. counsel, we should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, we do not believe that our income from our time charters should be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—United States Federal Income Taxation—United States Federal Income Taxation of United States Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Tax Considerations—United States Federal Income Taxation—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

Any dividends paid by us may not qualify for preferential rates of United States federal income taxation in the hands of United States non-corporate holders.

We expect that any dividends paid on our common shares to a United States shareholder who is an individual, trust or estate will generally be treated as “qualified dividend income” that is taxable at preferential United States federal income tax rates (through 2010). Our dividends will be so treated provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we believe we have not been, are not and do not anticipate being in the future); (3) the recipient of the dividend has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the recipient of the dividend is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States non-corporate shareholder. For example, under current law, the preferential rate for qualified dividend income is scheduled to expire on December 31, 2010. If the preferential rate for such dividends is not extended, then any dividends paid by us after December 31, 2010 will be treated as ordinary income. In addition, legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Finally, as discussed in more detail in “Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences,” our dividends would not be “qualified dividend income” if we are treated as a PFIC for the taxable year in which we pay the dividend or the immediately preceding taxable year.

We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. If we are unable to fulfill our obligations under any memorandum of agreement for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts, and we may be sued for any outstanding balance.

In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $400,000 and $900,000, depending on the size and condition of the vessel and the location of drydocking.

RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO GROUP AND ITS AFFILIATES

We are dependent on our managers and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Our technical and commercial managers are affiliates of Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or their owner’s interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of November 1, 2010, our commercial and technical managers provide commercial and technical management services to approximately 66 and 8 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer and President do not devote all of their time to our business, which may hinder our ability to operate successfully.

Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, are involved in other business activities with members of the Scorpio Group, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our fleet and the fleet owned by members of the Scorpio Group over the next twelve months, we estimate that Messrs. Lauro and Bugbee will spend approximately 70-85% of their monthly business time on our business activities and their remaining time on the business of members of the Scorpio Group. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

SCM is our commercial manager and SSM is our technical manager. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us and our security holders.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter agreements with our customers, consisting of two long-term fixed-rate charter agreements and eight tanker pool agreements, and our credit facility entered into in June 2010. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of November 1, 2010, we employed two tankers under fixed rate long-term time charter agreements with remaining durations of approximately 15 and two months. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

RISKS RELATED TO OUR INDEBTEDNESS

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under the credit facility we entered into in June 2010 requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, the lender could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facility.

Our credit facility contains restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facility imposes operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facility or if there is another default under our credit facility;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our existing credit facility or future credit facilities which could affect our profitability, earnings and cash flow.

Amounts borrowed under our existing credit facility bear interest at an annual rate ranging from 3.0% to 3.5% above LIBOR, and amounts borrowed under the new credit facility that we expect to enter into are expected to bear interest at an annual rate of 2.75% above LIBOR. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our existing credit facility or future credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to draw down from our existing credit facility or future credit facilities, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

RISKS RELATED TO THIS OFFERING

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the crude tanker and product tanker industries;

•	market conditions in the crude tanker and product tanker industries;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

The Lolli-Ghetti family, of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member, will own, directly or indirectly, approximately 25.9% of our total outstanding common shares upon the consummation of this offering, which may limit your ability to influence our actions.

The Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, is expected to own, directly or indirectly, approximately 25.9% of our outstanding common shares upon the consummation of this offering (25.2% if the underwriters exercise their over-allotment option in full), which includes a concurrent share issuance to a member of the Lolli-Ghetti family, in exchange for a $5 million capital investment. Messrs. Lauro and Bugbee also own 2.00% and 1.75%, respectively, of Liberty Holding Company Ltd. Please see the section entitled “Our Relationship with Scorpio Group and its Affiliates” in our Prospectus Summary for further information about Liberty Holding Company Ltd. Although they do not and will not have a controlling interest in us before or after the offering, members of the Lolli-Ghetti family beneficially own our largest shareholder.

As a result of the role of Mr. Lauro as Chairman and Chief Executive Officer, and Mr. Bugbee, as President, coupled with their ownership interests and in the case of Mr. Lauro, his family’s ownership interests, together Mr. Lauro, Mr. Bugbee and the Lolli-Ghetti family may be able to exert considerable influence over our actions through their ability to significantly influence matters requiring shareholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests. For example, these parties could influence us to make a merger or acquisition that increases the amount of our indebtedness or cause us to sell all of our revenue-generating assets. We cannot assure you that the interests of Mr. Emanuele Lauro, Mr. Robert Bugbee or the Lolli-Ghetti family will coincide with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected.

Additionally, these parties may invest in entities that directly or indirectly compete with us, or companies in which these parties currently invest may begin competing with us. These parties may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of these parties and the interests of our other shareholders, our directors who were nominated by these parties may not be disinterested. These parties will be able to exert significant influence on our corporate decisions so long as they continue to own a substantial number of our common shares and/or retain a management role in our company.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price for our common shares could decline as a result of sales by existing shareholders of large numbers of our common shares after this offering, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the 23,948,663 common shares that will be outstanding immediately following the completion of this offering, after giving effect to the shares of common stock we expect to issue to a member of the Lolli-Ghetti family, 22,574,316 shares will be available for immediate resale and 1,374,347 additional shares may be sold after the expiration of 90-day lock-up agreements (as may be extended) that will be entered into by our executive officers, directors and the member of the Lolli-Ghetti family that is making the approximately $5 million capital investment, subject to registration under the Securities Act, compliance with the requirements of Rule 144 or the availability of an exemption from the registration requirements of the Securities Act.

In addition, although our officers and directors are subject to a 90 day lock-up agreement, our largest shareholder, Scorpio Owning Holding Ltd., is not subject to a lock-up agreement and may dispose of or encumber its common shares at any time. See “Principal Shareholders.”

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Please see the section of this prospectus titled “Enforceability of Civil Liabilities” beginning on page 124.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We are a Republic of The Marshall Islands corporation and some of our directors and officers and certain of the experts named in this offering are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding common shares entitled to vote for those directors;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominating directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	global and regional economic and political conditions, including piracy;

•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	competition in the tanker industry;

•	statements about shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market;

•	our expectations of the availability of vessels to purchase and the time it may take to construct new vessels, or vessels’ useful lives; and

•	our ability to integrate new vessels into our existing business and realize the potential benefits of such acquisitions.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this prospectus. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation and potential costs due to environmental damage, vessel collisions, acts of terrorism and piracy;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under the “Risk Factors” section of this prospectus.

You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NYSE under the symbol “STNG” since March 31, 2010.

The table below sets forth the low and high closing prices for each of the periods indicated for our common shares.

For the Quarter Ended	Low	High
June 30, 2010	$10.36	$13.00
September 30, 2010	10.42	11.58

Most Recent Six Months	Low	High
May 2010	$10.78	$12.20
June 2010	10.36	11.96
July 2010	10.42	11.58
August 2010	10.42	11.31
September 2010	10.51	11.42
October 2010	11.18	11.81
November 1—16, 2010	9.80	11.78

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $41.8 million from the issuance of new common shares in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us.

In addition, concurrently with this offering, a member of the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, will purchase from us an additional $5.0 million of our shares of common stock at the price per share to the public in this offering resulting in additional available cash of approximately $5.0 million.

Our intention is to use these proceeds, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy, including the purchase of additional modern tankers ranging in size from approximately 35,000 dwt, to approximately 200,000 dwt and that generally are not more than five years old. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic vessel acquisitions at attractive prices. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

OUR DIVIDEND POLICY

Currently, we do not intend to pay dividends to the holders of our common shares. We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors may re-evaluate our dividend policy.

We believe that, under current U.S. law (which is scheduled to expire after 2010), any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute “qualified dividend income” and, as a consequence, non-corporate U.S. stockholders would generally be subject to a 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus titled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments, if any dividends are declared in the future.

We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any in the future, depends on our subsidiaries and their ability to distribute funds to us. Our credit facility has restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The tanker shipping charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled “Risk Factors.”

CAPITALIZATION

The following table sets forth our cash and capitalization at September 30, 2010, on a historical basis and as adjusted to give effect to the delivery of the STI Spirit and the drawdown of the remaining balance on the 2010 Credit Facility. It is further adjusted to give effect to (i) the issuance of 4,575,000 common shares in this offering, net of underwriting discounts and commissions and estimated offering expenses and (ii) the investment in us by a member of the Lolli-Ghetti family of $5.0 million concurrently with the closing of this offering in exchange for shares of our common stock at the public offering price per share.

	As of September 30, 2010
	Actual	As Adjusted(1)	As Further Adjusted(3)
Cash	$42,598,075	$20,465,851	$67,252,859

Current debt:
Bank loan(2)	$13,179,340	$15,182,513	$15,182,513

Non-current debt:
Bank loan(2)	$108,619,120	$131,428,447	$131,428,447

Total debt	$121,798,460	$146,610,960	$146,610,960

Shareholders’ equity:
Common shares	$191,076	$191,076	$241,928
Additional paid-in capital	201,440,755	201,440,755	248,176,911
Treasury shares	(2,647,807)	(2,647,807)	(2,647,807)
Merger reserve	13,292,496	13,292,496	13,292,496
Retained earnings	1,623,641	1,623,641	1,623,641

Total shareholders’ equity	$213,900,161	$213,900,161	$260,687,169

Total capitalization	$335,698,621	$360,511,121	$407,298,129

(1)	Adjusted to reflect the drawdown of the available balance of the credit facility of $24.8 million on November 3, 2010 and the remaining purchase price of $47.0 million for the STI Spirit.
(2)	Bank loan presented at September 30, 2010 is shown net of $2.0 million of deferred financing fees that are being amortized over the life of the loan.
(3)

Further adjusted to reflect the estimated net proceeds of $41.8 million (after deducting underwriting discounts, commissions and estimated expenses) in the public offering and $5.0 million in the private placement to a member of the Lolli-Ghetti family. Excludes 686,250 shares issuable upon the exercise of the underwriters’ option to purchase additional shares.

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of September 30, 2010 was $213.9 million in total and $11.34 per share for the number of shares for the existing shareholders at the offering.

The as adjusted net tangible book value as of September 30, 2010 would have been approximately $260.7 million, or $10.89 per common share if the issuance and sale by us of 4,575,000 common shares at $9.80 per share in this offering, after deducting underwriting discounts and estimated offering expenses, and the issuance and sale by us of 510,204 common shares at $9.80 per share to a member of the Lolli-Ghetti family in a concurrent private placement took place as of September 30, 2010. This represents an immediate decrease in net tangible book value of $0.45 per share to the existing shareholders and an immediate accretion in net tangible book value of $1.09 per share to new investors.

The following table illustrates the pro forma per share accretion and decrease in net tangible book value as of September 30, 2010:

Public offering price per share of common stock		$9.80

Net tangible book value per share before this offering	$11.34
Decrease in net tangible book value attributable to new investors in this offering	$0.45

As adjusted net tangible book value per share after giving effect to this offering		$10.89

Accretion per share to new investors		$1.09

The following table summarizes, as of September 30, 2010 on an as adjusted basis for this public offering and concurrent private placement, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and average price per share paid by you as a new investor in this offering, based upon the public offering price of $9.80 per share.

	As Adjusted Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	18,863,459	78.8%	$213,900,161	81.1%	$11.34
New investors *	5,085,204	21.2%	$49,834,999	18.9%	$9.80
Total *	23,948,663	100%	$263,735,160	100%	$11.01

*	Before deducting underwriting discounts and commissions and estimated expenses of $3.0 million.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data in the table as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are derived from our audited consolidated financial statements, included elsewhere herein, which have been prepared in accordance with IFRS as issued by the IASB. The selected financial data as of December 31, 2007 are derived from our audited consolidated financial statements that are not included herein. The selected financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements, which have been prepared in accordance with IAS 34 and are included herein. Please see the footnotes to our consolidated financial statements for a discussion of the basis upon which our financial statements are presented. The data set forth below should be read in conjunction with the audited consolidated financial statements, the unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere herein.

Our historical consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and six months ended June 30, 2009 have been prepared on a carve-out basis from the financial statements of Liberty Holding Company Ltd. These carve-out financial statements include all assets, liabilities and results of operations of our initial three vessel-owning subsidiaries, formerly subsidiaries of Liberty Holding Company Ltd for those periods. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are related parties. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

The selected financial data for 2006 has not been derived from audited financial statements as consolidated financial statements of the Company for 2006 do not exist. Instead, the selected financial data for 2006 has been prepared by aggregating the historical standalone IFRS financial information of each of the three subsidiaries which were transferred to us. In accordance with Item 3.A.1 of Form 20-F we are omitting fiscal year 2005 from the selected financial data as we did not prepare consolidated financial statements for that period and such information cannot be provided without unreasonable effort or expense.

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2009	2008	2007	2006	2010	2009
Vessel revenue	$27,619,041	$39,274,196	$30,317,138	$35,751,632	$13,417,728	$16,249,549

Operating expenses
Charterhire	(3,072,916)	(6,722,334)	—	—	—	(3,181,342)
Voyage expenses	—	—	—	—	(373,409)	—
Vessel operating costs	(8,562,118)	(8,623,318)	(7,600,509)	(7,061,514)	(5,306,774)	(4,564,664)
Depreciation	(6,834,742)	(6,984,444)	(6,482,484)	(7,058,093)	(3,301,492)	(3,556,522)
General and administrative expenses	(416,908)	(600,361)	(590,772)	(376,338)	(1,499,893)	(181,440)
Impairment(1)	(4,511,877)	—	—	—	—	—
Total operating expenses	(23,398,561)	(22,930,457)	(14,673,765)	(14,495,945)	(10,481,568)	(11,483,968)

Operating income	4,220,480	16,343,739	15,643,373	21,255,687	2,936,160	4,765,581

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2009	2008	2007	2006	2010	2009
Other income and expense, net
Interest expense—bank loan	(699,115)	(1,710,907)	(1,953,344)	(3,041,684)	(696,565)	(446,394)
(Loss)/gain on derivative financial instruments	148,035	(2,463,648)	(1,769,166)	816,219	(279,560)	533,042
Interest income	4,929	35,492	142,233	152,066	29,393	4,131
Other income, net	(256,292)	(18,752)	(9,304)	(24,034)	(424,922)	(7,680)

Total other expenses, net	$(802,443)	$(4,157,815)	$(3,589,581)	$(2,097,433)	$(1,371,654)	$83,099

Net income	$3,418,037	$12,185,924	$12,053,792	$19,158,254	$1,564,506	$4,848,680

Earnings per common share(2)
Basic Weighted average shares outstanding	5,589,147	5,589,147	5,589,147	5,589,147	11,603,512	5,589,147
Diluted Weighted average shares outstanding	5,589,147	5,589,147	5,589,147	5,589,147	11,604,654	5,589,147
Basic earnings per share	$0.61	$2.18	$2.16	$3.43	$0.13	$0.87
Diluted earnings per share	$0.61	$2.18	$2.16	$3.43	$0.13	$0.87

	As of December 31,				As of June 30, 2010
	2009	2008	2007	2006
Balance Sheet Data
Cash and cash equivalents	$444,497	$3,607,635	$1,153,743	$6,016,470	$12,115,617
Vessels and drydock	$99,594,267	$109,260,102	$116,244,546	$122,727,030	$213,128,282
Total assets	$104,423,386	$117,111,827	$122,555,022	$137,728,758	$239,650,732
Bank loan—outstanding(3)	$39,800,000	$43,400,000	$47,000,000	$50,600,000	$19,000,000
Shareholder payable(4)	$—	$22,028,323	$19,433,097	$27,612,576	$—
Related party payable(4)	$—	$27,406,408	$27,406,408	$34,338,356	$—
Shareholder’s equity	$61,328,542	$20,299,166	$26,897,242	$21,936,949	$217,738,842

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2009	2008	2007	2006	2010	2009
Net cash provided by/(used by):
Operating activities	$9,305,851	$24,837,892	$5,830,733	$13,226,007	$6,256,926	$3,390,303
Investing activities	$—	$—	$—	$—	$(126,480,000)	$—
Financing Activities	$(12,468,990)	$(22,384,000)	$(10,693,500)	$(14,850,000)	$131,894,194	$(6,136,500)

(1)	We recorded an impairment of two vessels for $4.5 million in the year ended December 31, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. In addition, the stock split described in Note 10 in the consolidated financial statements as of and for the year ended December 31, 2009 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(3)

Bank loan presented at June 30, 2010 is shown gross of $2.0 million of deferred financing fees that are being amortized over the life of the loan. There were no deferred financing fees at December 31, 2008 or December 31, 2009.

(4)

On November 18, 2009, the Shareholder payable and the Related party payable balances as of that date, were converted to equity as a capital contribution. See Note 11 in the consolidated financial statements as of and for the year ended December 31, 2009.

Other Operating Data

	For the years Ended December 31,				For the Six Months Ended June 30,
	2009	2008	2007	2006	2010	2009
Average Daily Results
Time charter equivalent per day(5)	$23,423	$29,889	$27,687	$33,165	$21,652	$24,999
Vessel operating costs per day(6)	$7,819	$7,875	$6,941	$6,449	$8,573	$8,406
TCE per revenue day—pool/spot revenue	$21,425	$36,049	$29,848	$33,165	$17,906	$25,199
TCE per revenue day—time charters	$24,825	$24,992	$24,382	$—	$23,661	$24,826
Expenditures for drydock	$1,680,784	$—	$—	$805,845	$—	$569,974
Fleet data(7)
Average number of owned vessels	3.00	3.00	3.00	3.00	3.42	3.00
Average number of time chartered-in vessels	0.33	0.59	—	—	—	0.67

(5)

Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of days revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock.

(6)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(7)

For a definition of items listed under “Fleet Data,” please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not currently have any time chartered-in vessels and do not intend to time charter-in any vessels into our fleet in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, as well as our unaudited condensed consolidated financial statements and accompanying notes appearing elsewhere in this registration statement. You should also carefully read the following discussion with “Risk Factors,” “Forward-Looking Statements” and “Selected Financial and Other Data.” The consolidated financial statements as of the years ended December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 have been prepared in accordance with IFRS as issued by the IASB and the unaudited condensed consolidated financial statements as of June 30, 2010 and for the periods ended June 30, 2010 and 2009 have been prepared in accordance with IAS 34. The consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this registration statement are at the rate applicable at the relevant date or the average rate during the applicable period.

OVERVIEW

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests. We provide seaborne transportation of crude oil and other petroleum products. On October 1, 2009, (i) Simon transferred three operating subsidiary companies to us, which owned the three vessels that comprised our fleet; consisting of the Venice, Noemi and Senatore, (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include the Scorpio Group’s drybulk carriers, logistics operations in Southeast Asia, ownership of an offshore floating terminal, vessel pools, chartered-in vessels and interests in joint ventures and investments.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon, which through its subsidiaries as of November 1, 2010 indirectly controls 29.6% of our common shares; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

On April 6, 2010, we closed on our initial public offering of 12,500,000 shares of common stock at $13.00 per share. Our stock trades on the New York Stock Exchange under the symbol “STNG”. After deducting underwriters' discounts and paying offering expenses, the net proceeds were approximately $149.6 million. On May 4, 2010, we closed the issuance of 450,000 additional shares of common stock at $13.00 and received $5.2 million, after deducting underwriters' discounts, when the underwriters in the Company's initial public offering partially exercised their over-allotment option.

The Company’s fleet at June 30, 2010 consisted of six wholly-owned tankers, including four LR1 vessels, one post-Panamax tanker, and one Handymax which are all wholly-owned and are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. The Company’s vessels, as described in Note 4 of the financial statements for the six months ended June 30, 2010, are commercially managed by Scorpio Commercial Management S.A.M. (SCM) which is a subsidiary of Simon. SCM’s services include securing employment, in tanker pools, in the spot market and on time charters, for the Company’s vessels. Since June 30, 2010, we have acquired three additional Handymax tankers for an aggregate purchase price of $73.0 million, as well as a 2008-built LR2 Aframax tanker for a purchase price of $52.2 million.

We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

Our historical consolidated financial statements as of the years ended December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and the six months ended June 30, 2009 have been prepared on a carve-out basis from the financial statements of Liberty Holding Company Ltd. These carve-out financial statements include all assets, liabilities and results of operations of our initial three vessel-owning subsidiaries, formerly subsidiaries of Liberty Holding Company Ltd for those periods. The other financial information included in this prospectus represents the aggregated financial information of the operations of our vessel-owning subsidiaries.

OUR CHARTERS

We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates; and

•

Time charters, whereby vessels we operate and are responsible for crewing and other voyage expenses are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis(1)	Varies	Daily
Voyage expenses(2)	We pay	Customer pays
Vessel operating costs(3)	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “Glossary of Shipping Terms.”
(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

As of November 1, 2010, three of our vessels, Venice, Senatore and STI Harmony, are in the Scorpio Panamax Tanker Pool, (ii) four of our vessels, STI Conqueror, STI Matador, STI Highlander and STI Gladiator, are in the Scorpio Handymax Tanker Pool, and (iii) two of our vessels, Noemi and STI Heritage, are on time charter. As of November 1, 2010, the remaining durations of the time charter contacts for Noemi and STI Heritage were approximately 15 and two months, respectively. On November 10, 2010, we acquired the STI Spirit and entered it into the Scorpio Aframax Tanker pool. In September 2010, the time charter contracts for Senatore and STI Harmony expired and the vessels joined the Scorpio Panamax Tanker Pool. The time charter for the STI Heritage is expected to expire in January 2011, at which time it is expected to enter the Scorpio Panamax Tanker Pool. The majority of the vessels that operate in the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool operate in the spot market.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters and pool revenues. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees charged by SSM. Historically, our fees under technical management arrangements with SSM were under management agreements with other Scorpio Group entities, which are related parties of ours. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus. We have entered into a technical management agreement with SSM. Under this agreement, SSM will provide us technical services and have the ability to subcontract technical management of the ships with our approval. We will pay market-based fees for this service which we believe are customary for the tanker industry.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent Rates. Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Vessels. Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Commercial Pools. To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. As of June 30, 2010, one of our vessels, the Venice, participated in the Scorpio Panamax Tanker Pool and another, the STI Conqueror was commercially managed by SCM until it entered the Scorpio Handymax Tanker Pool in July 2010. The three vessels that we acquired after June 30, 2010 are also participants in the Scorpio Handymax Tanker Pool. For more information on the pool, please read “Business—Our Fleet—Scorpio Panamax Tanker Pool Agreement and Scorpio Handymax Tanker Pool Agreement.” and “—Our Customers.”

ITEMS	YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. If we choose to pay dividends in the future, this will, from period to period, affect the cash available to pay such dividends. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

•

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in the fiscal quarters ended March 31 and December 31.

•

Our general and administrative expenses will be affected by the commercial management, and administrative services agreements we have entered into with SCM and Liberty Holding Company Ltd., respectively, and costs we will incur from being a public company. Historically, we incurred management fees for commercial and administrative management under management agreements with other Scorpio Group entities, which are related parties. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus.

Prior to the closing of our initial public offering, we entered into a commercial management agreement with SCM. We also entered into an administrative services agreement with Liberty Holding Company Ltd., or our Administrator. Under these agreements, SCM provides us with commercial services and our Administrator provides us with administrative services. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. Our general and administrative management fees incurred prior to December 1, 2009 are estimates of the value of the general and administrative services provided by Scorpio Group affiliates to us. These fees may not have been equivalent to a market-based fee. As a result of changes to our commercial management agreements agreed upon in December 2009, we estimate that our commercial management fees in 2010 will increase by $0.5 million to $0.6 million. The new technical and administrative services agreements were negotiated at rates similar to the rates under the previous agreements and therefore we expect there will be no additional impact on the results of operations in future periods for technical and administrative management services. In addition, we continue to incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

The Company generates the majority of its revenue from either time charters or pools. Vessel revenue from these sources is reported as time charter equivalent revenue (TCE). When a vessel is on time charter, the customer pays us the contract revenue, and the customer is responsible for all of the voyage expenses. When a vessel is in a pool, the pool pays us the vessel’s allocated earnings within the pool, which we record as revenue, and the pool is also responsible for the voyage expenses. The vessel’s allocated earnings in the pool are reduced to reflect the commercial management fee charged by SCM, the pool manager. Shipowners base economic decisions regarding the deployment of their vessels upon actual and anticipated TCE rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer usually pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. In the six month period ending June 30, 2010, we generated approximately $0.7 million of revenue from a voyage charter and the remainder from either time charters or pools.

The following tables separately present our operating results for the six months ended June 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007.

FOR THE SIX MONTHS ENDED JUNE 30, 2010 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

	For the Six Months Ended June 30,		Change	Percentage Change
	2010	2009
Vessel revenue	$13,417,728	$16,249,549	$(2,831,821)	(17)%
Charterhire	—	(3,181,342)	3,181,342	100%
Vessel operating costs	(5,306,774)	(4,564,664)	(742,110)	(16)%
Voyage expenses	(373,409)	—	(373,409)	100%
Depreciation	(3,301,492)	(3,556,522)	255,030	7%
General and administrative expenses	(1,499,893)	(181,440)	(1,318,453)	(727)%
Interest expense—bank loan	(696,565)	(446,394)	(250,171)	(56)%
Gain (loss) on derivative financial instruments	(279,560)	533,042	(812,602)	(152)%
Interest income	29,393	4,131	25,262	612%
Other expense, net	(424,922)	(7,680)	(417,242)	(5433)%

Net Income	1,564,506	4,848,680	(3,284,174)	(68)%

Net Income. Net Income for the six months ended June 30, 2010 was $1.6 million, a decrease of $3.3 million, or 68%, when compared to net income of $4.8 million for the six months ended June 30, 2009. The differences between the two periods are discussed below.

Vessel revenue. Revenue was $13.4 million for the six months ended June 30, 2010, a decrease of $2.8 million, or 17%, from the revenue of $16.2 million for the six months ended June 30, 2009. The following table summarizes our revenue:

	For the Six Months Ended June 30,		Change	Percentage Change
	2010	2009
Owned vessels
Time charter revenue	$9,278,766	$8,639,591	$639,175	7%
Pool revenue	$3,392,749	$4,585,870	(1,193,121)	(26)%
Voyage revenue	$746,213	—	746,213	100%
Time chartered-in vessels
Pool revenue	$—	$3,024,088	(3,024,088)	(100)%

TOTAL	$13,417,728	$16,249,549	$(2,831,821)	(17)%

The increase in time charter revenue of $0.6 million, or 7%, was primarily the result of an increase in the number of time charter revenue days for the six months period ended June 30, 2009 and 2010 from 362 to 409 as a result of the delivery STI Harmony and STI Heritage in June 2010. Noemi and Senatore were also employed on time charters that began in 2007 for the six months ended June 30, 2010 and 2009.

The reduction of pool revenue for the owned vessel Venice of $1.2 million, or 26%, was due to a decrease in the spot market rates. The majority of the vessels in the Scorpio Panamax Tanker Pool operate in the spot market.

The increase in voyage revenue of $0.7 million, or 100%, is due to the STI Conqueror, which operated in the spot market for 30 days prior to its entry in the Scorpio Handymax Tanker Pool in July 2010.

There was no pool revenue for time chartered-in vessels for the six months ended June 30, 2010 as no vessels were time-chartered in for the period, due to the termination of a time charter-in of a vessel that was chartered in for the period of April 29, 2008 to May 1, 2009, during which time it operated in the Scorpio Panamax Tanker Pool.

Charterhire. Charterhire expense decreased $3.2 million, or 100%, for the six months ended June 30, 2010 as compared to the same period in 2009, as no vessels were time-chartered in for the period.

Vessel operating costs. Vessel operating costs of $5.3 million for the six months ended June 30, 2010 increased $0.7 million, or 16%, from $4.6 million for the six months ended June 30, 2009. The increase is due to the addition of the STI Harmony, STI Heritage and STI Conqueror in June 2010.

Voyage expenses. Voyage expenses increased $0.4 million, or 100%, as the STI Conqueror operated on voyage charter in the spot market in June 2010 prior to its entry in the Scorpio Handymax Tanker Pool in July 2010.

General and administrative expense. General and administrative expense, which includes the commercial management and administrative fees, of $1.5 million for the six months ended June 30, 2010, increased $1.3 million, or 727%, from $0.2 million for the six months ended June 30, 2009. This increase is a result of incremental costs incurred to operate as a public company. This was specifically driven by officer’s salaries, directors and officers insurance and fees, legal fees, audit fees and other related expenses.

Depreciation. Depreciation expense of $3.3 million for the six months ended June 30, 2010 decreased $0.3 million, or 7%, from $3.6 million for the six months ended June 30, 2009. The decrease is a result of a change in the depreciable life of the Company’s vessels from 20 to 25 years in the second quarter 2010. This change aligns the vessels with their estimated useful life and is consistent with industry standards. This change in estimate was applied prospectively and the impact on the income statement for the six months periods ended June 30, 2010 resulted in a decrease in depreciation expense and increase in net income of $0.4 million. This change in estimate will result in a decrease in depreciation expense of $0.8 million for each six month period prospectively until the 20-year anniversary date of the vessels impacted by this change.

Interest expense—bank loan. Interest expense-bank loan was $0.7 million for the six months ended June 30, 2010, an increase of $0.2 million, or 48%, from $0.4 million for the six months ended June 30, 2009. The six months ended June 30, 2010 included interest expense of $0.2 million on the 2010 Credit Facility and 2005 Credit Facility in addition to $0.4 million of lender commitment fees on the undrawn portion of the Company’s 2010 Credit Facility and other finance charges of $0.1 million. The six months ended June 30, 2009 included interest expense on the 2005 credit facility. Both facilities are described below under “—Liquidity and Capital Resources.”

Gain (loss) on derivative financial instruments. Gain (loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a realized loss of $0.3 million for the six months ended June 30, 2010. For the six months ended June 30, 2009, there was a gain on derivatives of $0.5 million, which was from a realized loss of $0.4 million offset by an unrealized gain of $0.9 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR). The interest rate swap, which was related to the 2005 Credit Facility, was terminated on April 9, 2010.

Interest income. Interest income was $29,393 for the six months ended June 30 2010, an increase of $25,262 or 612% from $4,131 for the six months ended June 30, 2009. The increase was a result of an increase in our cash balance during the period.

Other expense, net. Other expense, net was a loss of $424,922 for the six months ended June 30, 2010, and a net loss of $7,680 for the six months ended June 30, 2009. This increase was driven by expenses incurred for the initial public offering in April 2010.

FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

	For the Years Ended December 31,		Change	Percentage Change
	2009	2008
Vessel revenue	$27,619,041	$39,274,196	$(11,655,155)	(30)%
Charterhire	(3,072,916)	(6,722,334)	3,649,418	(54)%
Vessel expenses	(8,562,118)	(8,623,318)	61,200	(1)%
General and administrative expenses	(416,908)	(600,361)	183,453	(31)%
Depreciation	(6,834,742)	(6,984,444)	149,702	(2)%
Impairment of vessels	(4,511,877)	—	(4,511,877)	(100)%
Interest expense—bank loan	(699,115)	(1,710,907)	1,011,792	(59)%
Gain/(loss) on derivative financial instruments	148,035	(2,463,648)	2,611,683	(106)%
Interest income	4,929	35,492	(30,563)	(86)%
Other expenses, net	(256,292)	(18,752)	(237,540)	1,267%

Net income	$3,418,037	$12,185,924	$(8,757,887)	(72)%

Net income. Net income for the year ended December 31, 2009 was $3.4 million, a decrease of $8.8 million, or 72%, when compared to net income of $12.2 million for the year ended December 31, 2008. The differences between the two periods are discussed below.

Vessel revenue. Revenue was $27.6 million for the year ended December 31, 2009, a decrease of $11.7 million, or 30%, from revenue of $39.3 million for the year ended December 31, 2008. The following table summarizes our revenue:

	For the year Ended December 31,		Change	% change
	2009	2008
Owned vessels
Time charter revenue	$17,203,709	$18,293,963	$(1,090,254)	(6)%
Pool revenue	7,438,726	13,201,424	(5,762,698)	(44)%
Time chartered-in vessels
Pool revenue	2,976,606	7,778,809	(4,802,203)	(62)%

TOTAL	$27,619,041	$39,274,196	$(11,655,155)	(30)%

The reduction in time charter revenue of $1.1 million, or 6%, was primarily the result of Noemi and Senatore both being drydocked in 2009. Noemi was drydocked in August 2009 (off-hire for 23 days), which reduced revenue by $0.6 million, and Senatore was drydocked in May 2009 (off-hire for 14 days), which reduced revenue by $0.4 million. Noemi and Senatore were employed on time charters that began in 2007 for the years ended December 31, 2009 and 2008.

The reduction in pool revenue for the owned vessel Venice of $5.8 million or 44% was due to a decrease in the spot market rates. The majority of the vessels in the Scorpio Panamax Tanker Pool operate in the spot market.

The reduction of the pool revenue for time chartered-in vessels of $4.8 million, or 62%, was due to 95 less operating days in the year ended December 31, 2009 due to the termination of a time charter-in of a vessel that was chartered in for the period of April 29, 2008 to May 1, 2009 and a decrease in spot market rates, which resulted in a decrease in the pool rates.

Charterhire. Charterhire expense of $3.1 million for the year ended December 31, 2009 decreased $3.6 million, or 54%, from $6.7 million for the year ended December 31, 2008. The decrease was due to 95 less operating days in the year ended December 31, 2009 due to the termination of a time charter-in vessel in May 2009, and a reduction in the profit and loss arrangement included in the charterparty. The vessel was chartered-in by us from May 29, 2008 to May 1, 2009 at $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel’s earnings in the pool above the daily charterhire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For the year ended December 31, 2009, we recorded a reduction in charterhire expense of $108,000 because the vessel’s earnings in the pool were less than $26,750 per day. For the year ended December 31, 2008, we recorded an increase in the charterhire expense of $1.0 million because the vessel’s earnings in the pool were more than $26,750 per day.

Vessel operating costs. Vessel operating costs for owned vessels for the years ended December 31, 2009 and 2008 were $8.6 million in each year; there were no significant changes in vessel operating costs from one year to another.

General and administrative expense. General and administrative expense, which includes commercial management and administrative fees, of $0.4 million for the year ended December 31, 2009, decreased $0.2 million or 31% from $0.6 million for the year ended December 31, 2008. This decrease in 2009 primarily resulted from the reduction in the administrative fees charged by our managers.

Depreciation. Depreciation and amortization expense of $6.8 million for the year ended December 31, 2009 decreased $0.2 million, or 2%, from $7.0 million for the year ended December 31, 2008. The decrease in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates since December 31, 2008. See discussion of this change in estimate in Note 5 to the audited consolidated financial statements for the years ended December 31, 2008 and 2009 below.

Impairment. In the year ended December 31, 2009, we recognized an impairment loss of $4.5 million for Noemi and Senatore. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. We determined the fair value of each vessel by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel’s time charter, which is the difference between each vessel’s time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, we took into consideration the estimated valuations provided by an independent ship broker.

Interest expense—bank loan. Interest expense-bank loan was $0.7 million for the year ended December 31, 2009, a decrease of $1.0 million, or 59%, from $1.7 million for year ended December 31, 2008. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the principal outstanding during the periods the 2005 Credit Facility was outstanding, which was paid in full from the proceeds of the initial public offering. The average interest rate including margin decreased to 1.70% for the year ended December 31, 2009 from 3.71% for the year ended December 31, 2008. The average principal for the year ended December 31, 2009 and 2008 was $41.6 million and $45.2 million, respectively.

Gain/(loss) on derivative financial instruments. Gain/(loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a gain of $0.1 million for the year ended December 31, 2009; there was an unrealized gain of $1.0 million offset by a realized loss of $0.8 million. For the year ended December 31, 2008, there was a loss on derivatives of $2.5 million, which was from an unrealized loss of $2.1 million and a realized loss of $0.4 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income. Interest income was $4,929 for the year ended December 31, 2009, a decrease of $30,563, or 86%, from the $35,492 for the year ended December 31, 2008. The decrease was primarily due a reduction in interest rates for our cash deposits and reduction in the cash balance.

Other expense, net. Other expense, net was a loss of $256,292 for the year ended December 31, 2009, and a loss of $18,752 for the year ended December 31, 2008. This change was primarily the result of sundry finance expenses and changes in foreign currency gains and losses.

FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

	For the Year Ended December 31,		Change	Percentage Change
	2008	2007
Vessel revenue	$39,274,196	$30,317,138	$8,957,058	30%
Charterhire	(6,722,334)	—	(6,722,334)	(100)%
Vessel operating costs	(8,623,318)	(7,600,508)	(1,022,810)	(13)%
Depreciation	(6,984,444)	(6,482,484)	(501,960)	(8)%
General and administrative expenses	(600,361)	(590,773)	(9,588)	(2)%
Interest expense—bank loan	(1,710,907)	(1,953,344)	242,437	12%
Loss on derivative financial instruments	(2,463,648)	(1,769,166)	(694,482)	(39)%
Interest income	35,492	142,233	(106,741)	(75)%
Other expense, net	(18,752)	(9,304)	(9,448)	(102)%

Net Income	$12,185,924	$12,053,792	$132,132	1%

Net Income. Net Income for the year end December 31, 2008 was $12.2 million, an increase of $0.1 million or 1% when compared to net income of $12.1 million for the year ended December 31, 2007. The differences between the two years are discussed below.

Vessel revenue. Revenue was $39.3 million for the year ended December 31, 2008, an increase of $9.0 million from the revenue of $30.3 million for the year ended December 31, 2007. The following table summarizes our revenue:

	For the Years Ended December 31,		Change
	2008	2007
Owned vessels:
Time charter revenue	$18,293,963	$10,557,524	$7,736,439
Pool revenue	13,201,424	19,759,614	(6,558,190)
Time chartered-in vessels:
Pool revenue	7,778,809	—	7,778,809

TOTAL	$39,274,196	$30,317,138	$8,957,058

The increase in time charter revenue of $7.7 million or 73% was the result of:

•	Noemi being on time charter for all of 2008 and only 344 days in 2007, an increase of $0.5 million.

•	Senatore being on time charter for all of 2008 and only 89 days in 2007, an increase of $7.2 million.

The reduction of pool revenue for the owned vessels of $6.6 million or 33% was due to:

•	Senatore operating in the pool for 276 days in 2007 and zero days in 2008, a decrease of $8.1 million.

•	Noemi operating in the pool for 21 days in 2007 and zero days in 2008, a decrease of $0.6 million.

The reduction in the number of days for the owned vessels in the pool (366 in 2008 and 662 in 2007) was partially offset by an increase of $2.2 million (20%) in 2008 from Venice’s revenue from the pool. The vessel was in the pool for both years. The 20% increase in Venice’s revenue was due to higher rates in the spot market. The majority of the vessels in the Scorpio Panamax Tanker Pool operated in the spot market.

The increase of the pool revenue for the time chartered in-vessel of $7.8 million was due to a vessel being time chartered-in from May 29, 2008 until May 1, 2009. The vessel operated in the Scorpio Panamax Tanker Pool.

Charterhire. Charterhire expense for the year ended December 31, 2008 was $6.7 million. There was no charterhire expense in 2007 since we did not charter in any vessels during 2007. The vessel was chartered in from May 29, 2008 to May 1, 2009. The daily rate was at $26,750 per day plus a 50% profit and loss arrangement where (i) we agreed to pay 50% of the vessel’s earnings above the daily charter hire rate and (ii) we received 50% of the vessel’s earnings below $26,750 per day. The profit sharing expense recorded during 2008 was $1.0 million.

Vessel operating costs. Vessel operating costs for the owned vessels of $8.6 million for the year ended December 31, 2008 increased $1.0 million, or 13%, from $7.6 million for the year ended December 31, 2007. The increase was primarily due to higher crew expenses, which included higher salaries and training expenses, and higher stores (e.g. lube oils).

General and administrative expenses. General and administrative expenses of $0.6 million for the year ended December 31, 2008 was similar to the expense for the year ended December 31, 2007.

Depreciation. Depreciation and amortization expense of $7.0 million for the year ended December 31, 2008 increased $0.5 million or 8% from $6.5 million for the year ended December 31, 2007. The increase in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates in the period. See discussion of this change in estimate in Note 5 to the audited consolidated financial statements included elsewhere in this annual report.

Interest expense—bank loan. Interest expense-bank loan was $1.7 million for year ended December 31, 2008, a decrease of $0.25 million or 12% from $1.95 million for the year ended December 31, 2007. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the outstanding principal. The average interest rate including margin decreased to 3.71% for the year ended December 31, 2008 from 6.05% for the year ended December 31, 2007. The average principal outstanding for the years ended December 31, 2008 and 2007 was $45.2 million and $48.8 million, respectively.

Loss on derivative financial instruments. Loss on derivatives from our interest rate swap, which consists of realized and unrealized losses, was a loss of $2.5 million for the year ended December 31, 2008; there was an unrealized loss of $2.1 million and a realized loss of $0.4 million. For the year ended December 31, 2007, there was a loss on derivatives of $1.8 million, which was from an unrealized loss of $1.3 million and a realized loss of $0.5 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income. Interest income was $35,492 for the year ended December 31, 2008, a decrease of $106,741 or 75% from $142,233 for the year ended December 31, 2007. The decrease was primarily due a reduction in interest rates for our cash deposits.

Other expense, net. Other expense net, was a loss of $18,752 and $9,304 for the years ended December 31, 2008 and 2007, respectively. The increase in the loss of $9,448 or 102% was primarily due to a change in foreign currency losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, along with borrowings under our 2010 Credit Facility. Time charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market. As of June 30, 2010, the Venice operates in the Scorpio Panamax Tanker Pool and the STI Conqueror operate in the Scorpio Handymax Tanker Pool. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pools are on time charter. We believe these cash flows from operations will be sufficient to meet our existing liquidity needs for the next 12 months.

As of June 30, 2010, our cash balance was $12.1 million, which is an increase from our cash balance of $0.4 million as of December 31, 2009. This increase was due to the net proceeds of $154.8 million received from our initial public offering in April and May 2010, proceeds of $19.0 million from borrowings under the 2010 Credit Facility, and cash flows from operations of $6.3 million. These inflows were offset by the bank loan repayment on the 2005 Credit Facility of $39.8 million, three vessel purchases of $116.8 million in June 2010, the purchase of existing time charter contracts on two of the acquired vessels for $2.3 million, payment of financing fees in connection with the 2010 Credit Facility of $2.1 million and deposits on three additional vessels of $7.3 million.

Our long-term liquidity needs are comprised of our debt repayment obligations for drawdowns from our 2010 Credit Facility, and future drydock expenses. As of June 30, 2010, the outstanding balance on this loan was $19.0 million with $2.1 million due within the next 12 months. The loan was drawn down in June 2010, matures in June 2015, and is secured by the Senatore.

As of November 3, 2010, $148.6 million was drawn under this facility to finance the vessels purchased in July and August 2010 as well as the vessel scheduled to be purchased in November 2010, and we were in compliance with all of our financial covenants as of this date.

Our credit facility requires us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the manager of the Company’s initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

We plan on using the net proceeds from this offering, after assessing any working capital and other general corporate expense needs, to purchase vessels that meet our strategic goals, and we may also use debt facilities to finance any purchase of vessels. Since we operate in a capital intensive industry, we will be limited in our ability to purchase vessels if we are not able to issue equity or use debt financing.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2009	2008	2007	2010	2009
Cash Flow Data
Net cash provided by/(used by):
Operating activities	$9,305,851	$24,837,892	$5,830,733	$6,256,926	$3,390,303
Investing activities	$—	$—	$—	$(126,480,000)	$—
Financing activities	$(12,468,990)	$(22,384,000)	$(10,693,500)	$131,894,194	$(6,136,500)

For the Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Cash provided by operating activities

Net cash provided by operating activities was $6.3 million for the six months ended June 30, 2010, which was an increase of $2.9 million from the six months ended June 30, 2009. The increase was primarily attributable to (i) an increase in time charter and voyage revenue ($1.4 million), (ii) a decrease in charter hire expense ($3.2 million), (iii) changes in the value of derivatives ($1.1 million), (iv) a reduction in drydock expenses ($0.4 million) and (v) an increase in receipts from shareholders ($7.4 million). These increases were partially offset by (i) lower revenues from vessels in the pool ($4.2 million), (ii) an increase in vessel operating costs and voyage expenses ($1.1 million), (iii) an increase in general and administrative expenses ($1.3 million), (iv) an increase in interest and other expenses ($0.6 million), (v) a net decrease in other assets and liabilities ($1.2 million) and (vi) a payment for the termination of the interest rate swap agreement ($1.9 million).

Cash used by investing activities

Cash used by investing activities was $126.5 million for the six months ended June 30, 2010; no cash was used for investing activities in the six months ended June 30, 2009. This increase is attributable to the purchase of three additional product tanker vessels on June 9, 2010. Two of the tankers, STI Harmony and STI Heritage, are LR1 ice class 1A sister ships and were acquired for an aggregate price of $92.9 million (including a 1% commission paid to Liberty, a related party administrator), which includes an estimated $2.3 million related to the value of the existing time charter contracts. The third vessel delivered was STI Conqueror, which is a Handymax ice class 1B ship, and was acquired for $26.3 million (including a 1% commission paid to Liberty, a related party administrator). The increase is also attributable to payments of $7.3 million for deposits on the STI Matador, STI Gladiator and STI Highlander. These vessels were delivered in July and August 2010.

Cash used by financing activities

Cash provided by financing activities was $131.9 million for the six months ended June 30, 2010, compared to the cash used for financing activities for the six months ended June 30, 2009 of $6.1 million. This increase was primarily due to the proceeds of the initial public offering ($154.8 million), proceeds from borrowings under the 2010 Credit Facility ($19.0 million) offset by the repayment of the 2005 Credit Facility ($39.8 million) in the six months ended June 30, 2010 and payment of deferred financing fees under the 2010 Credit Facility ($2.1 million). Cash used in financing activities for the six months ended June 30, 2009 was attributable to dividends paid ($4.3 million) and bank loan repayments ($1.8 million).

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Cash provided by operating activities

Net cash provided by operating activities was $9.3 million for the year ended December 31, 2009, which was a decrease of $15.5 million from the year ended December 31, 2008. The primary reasons for the decrease were (i) lower revenues from the vessels in the pool ($10.6 million), (ii) 37 off-hire days for two of the vessels that were in drydock during 2009 ($1.0 million); changes in the shareholder receivable and payable ($7.7 million) and (iii) drydock payments for two of our vessels that were performed in 2009 ($1.6 million). These reductions were partially offset by (i) a decrease in the charterhire expense ($3.6 million), and (ii) changes in other assets and liabilities ($1.8 million).

Cash used by investing activities

There was no cash used in investing activities for either of the periods.

Cash used by financing activities

Cash used by financing activities was $12.5 million for the year ended December 31, 2009, which was $9.9 million less than the cash used for the year ended December 31, 2008. This decrease was due to a reduction in dividends paid of $10.1 million ($8.7 million for the year ended December 31, 2009 and $18.8 million in the year ended December 31, 2008). During the years ended December 31, 2009 and 2008, we made scheduled principal payments on our debt of $3.6 million.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Cash provided by operating activities

Net cash provided by operating activities was $24.8 million for the year ended December 31, 2008, which was an increase of $19.0 million from the year ended December 31, 2007. Changes in operating cash flows before movements in working capital resulted in a net positive variance compared to 2007 of $1.4 million. The remaining changes in operating cash flows were due to changes in assets and liabilities. The primary reasons for the increase were (i) a decrease in cash payments of $8.4 million to a related party ($8.4 million was paid in 2007 and none in 2008), (ii) an increase in net cash from the shareholder of $10.8 million (a net payment of $8.2 million was made in 2007 and a net receipt of $2.6 million in 2008); (iii) a decrease in receipts of accounts receivable of $2.0 million due to collection of receivables; and (iv) an increase in changes in other assets and liabilities of $0.3 million.

Cash used by investing activities

There was no cash used in investing activities for either of the periods.

Cash used by financing activities

Cash used by financing activities was $22.4 million for the year ended December 31, 2008, which was an increase of $11.7 million from the cash used by financing activities for the year ended December 31, 2007. This change was due to an increase of $11.7 million in dividends paid ($18.8 million for the year ended December 31, 2008 and $7.1 million for the year ended December 31, 2007). During the years ended December 31, 2008 and 2007, we made scheduled principal payments on our debt of $3.6 million.

Long-Term Debt Obligations and Credit Arrangements

2005 Credit Facility

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, were joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as lender, which was secured by, among other things, a first preferred mortgage over each of Senatore and Noemi. This facility was fully repaid in April 2010 using $38.9 million of the proceeds of the initial public offering. An interest rate swap, which was related to this facility, was terminated with a payment of $1.9 million at the time this facility was repaid.

2010 Credit Facility

On June 2, 2010, we entered into a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, and Fortis Bank (Nederland) N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million. Borrowings under the credit facility are available until the earlier of December 2, 2011 or full draw down, which has occurred, and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. Our current debt to capitalization ratio is less than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 15, 2015 and can only be used to finance the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under the credit facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may at any time own one or more of our initial vessels, act as guarantors under the credit facility. As of June 30, 2010, we have drawn down $19.0 million under our credit facility. As of November 3, 2010, $148.6 million was drawn under this facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•

Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and periods thereafter the ratio shall be calculated on a trailing four quarter basis.

•

Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of the credit facility shall at all times be no less than the higher of (i) US$ 2,000,000 per vessel or (ii) US$ 10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$ 1,000,000 per vessel or (ii) US$ 10,000,000.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

New Credit Facility

On November 5, 2010, we entered into a committed term sheet with DVB Bank SE for a senior secured term loan facility for the lower of $28.6 million or 55% of the charter free fair market value of the STI Spirit, which was acquired on November 10, 2010. We expect to enter into the credit facility after the closing of this offering. Our entry into the credit facility will be subject to our completion of customary conditions and documentation, including payment of an upfront fee and DVB’s satisfaction with the completion of business, legal, environmental, tax, financial, accounting and customer call due diligence.

Under the terms of the committed term sheet, the credit facility would have a maturity date of seven years after the drawdown date, and the loan would bear interest at LIBOR plus a margin of 2.75% per annum. A commitment fee equal to 1.50% per annum is calculated on the undrawn loan from the date on which definitive documentation for the facility is executed. The credit facility may only be used to finance the STI Spirit. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments, which commence three months after the drawdown, are calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. The new credit facility will be available for borrowing from the date on which definitive documentation for the facility is executed.

The credit facility will require us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants which pertain to Scorpio Tankers Inc. include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•

The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the third fiscal quarter of 2011. Such ratio shall be calculated quarterly on a trailing quarterly basis from and including the third fiscal quarter of 2011 until the third fiscal quarter of 2012 when the ratio shall be calculated on a trailing four quarter basis.

•

Unrestricted cash and cash equivalents shall be no less than the higher of (i) US$ 500,000 per vessel at all times or (ii) US$ 10,000,000 during the earlier of the first five fiscal quarters after the first drawdown date or the third fiscal quarter of 2011.

•

The aggregate fair market value of the collateral vessels shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

CAPITAL EXPENDITURES

Drydock

The Noemi and Senatore were drydocked in 2009 for an aggregate cost of $1.6 million and 37 off-hire days, and Venice received an underwater survey in 2009. These vessels are not scheduled to be drydocked until 2011 and 2012. The STI Heritage and STI Conqueror were drydocked in the third quarter of 2010. The aggregated estimated drydock costs for the two vessels were $0.8 million. The aggregate offhire for both vessels was 24 days.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy. In the future, our board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buy-Back

On July 9, 2010, the Board of Directors authorized a share buy-back program of $20 million. As of November 3, 2010, the Company has repurchased 244,146 of its shares at an average price per share of $10.85.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total contractual obligations at December 31, 2009 (1):

	in $
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Bank Loan(2)	$3,600,000	$7,200,000	$7,200,000	$21,800,000
Bank Loan—Interest payments(3)	$1,159,460	$2,091,976	$1,549,866	$488,198
Technical management fees(4)	$600,000	$1,200,000	$—	$—
Commercial management fees(5)	$362,306	$214,713	$—	$—

(1)	On June 2, 2010, we executed a new $150 million credit facility to partially finance the acquisition of new vessels. As of June 30, 2010, we have drawn down $19.0 million under this credit facility.
(2)	On April 9, 2010, we repaid the outstanding balance of $38.9 million under the 2005 Credit Facility from the proceeds of the initial public offering.
(3)

The interest expense on the 2005 Credit Facility was variable and based on LIBOR. The payments in the above schedule were calculated using an interest swap rate of 2.31% plus a margin of 0.70%, which was the margin for the 2005 Credit Facility.

(4)	We pay our technical manager, SSM, $548 per day.
(5)	We pay our commercial manager, SCM, $250 per day plus 1.25% of gross revenue for vessels that are not in a pool.

The following table sets forth our total contractual obligations for our 2010 Credit Facility as of June 30, 2010:

	in $
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Bank Loan	$2,095,166	$4,190,332	$12,714,502	$—
Bank Loan—Interest payments(1)	$932,782	$2,154,693	$503,680	$—
Bank Loan—Commitment fees(2)	$1,605,479	$818,988	$—	$—
Technical management fees(3)	$1,200,000	$1,704,918	$—	$—
Commercial management fees(4)	$378,563	$114,031	$—	$—

(1)

The interest expense on our loan is variable and based on LIBOR. The payments in the above schedule were calculated using a 5 year interest swap rate of 2.05% (as published by the US Federal Reserve as of June 30, 2010) plus a margin of 3.00%, which is the margin for the 2010 Credit Facility so long as our debt to capitalization ratio remains less than 50%.

(2)	A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.
(3)	We pay our technical manager, SSM, $548 per vessel, per day.
(4)	We pay our commercial manager, SCM, $250 per day plus 1.25% of gross revenue for vessels that are not in the pool.

RESTRICTED STOCK

On June 18, 2010, we issued 559,458 shares of restricted stock to our executive officers for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On June 21, 2010, we issued 9,000 shares of restricted stock to our independent directors. The share price at the date of issue was $10.85 per share. The total value of restricted stock for the directors was $94,500 at June 30, 2010. These shares vest on April 6, 2011.

Assuming that all the restricted stock will vest, the stock compensation expense in future periods will be:

	Executive officers	Directors	Total
July 1, 2010 through December 31, 2010	$851,190	$63,000	$914,190
For the year ending December 31, 2011	1,702,382	31,500	1,733,882
For the year ending December 31, 2012	1,702,382	—	1,702,382
For the year ending December 31, 2013	1,151,776	—	1,151,776
For the year ending December 31, 2014	562,849	—	562,849
For the year ending December 31, 2015	106,929	—	106,929

	$6,077,508	$94,500	$6,172,008

OFF-BALANCE-SHEET ARRANGEMENTS

As of June 30, 2010, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. Our interest rate swap expired in April 2010 when the 2005 Credit Facility was repaid. There were no interest rate swaps in place at June 30, 2010.

Changes in the fair value of our interest rate swaps are either offset against the fair value of assets or liabilities through income. As of December 31, 2009 the floating rate debt was $39.8 million, and the notional balance of the interest rate swap was $19.9 million. The fair market value of our interest rate swaps was a liability of $1.7 million as of December 31, 2009.

Based on the floating rate debt at June 30, 2010, a one-percentage point increase in the floating interest rate would increase interest expense by $0.2 million per year. The following table presents the due dates for the principal payments on our floating rate debt:

	As of June 30, 2010 in $
	Remaining 2010	2011	2012 - 2013	2014 - 2015	Thereafter

Principal payments—floating rate debt	$1,047,583	$2,095,166	$4,190,332	$11,666,918	$—

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that participate in pools that are concentrated in the spot market such as the Scorpio Panamax and Scorpio Handymax Tanker Pools. To reduce this risk, we currently have two vessels that are on time charter contracts, although one of these charters is expected to expire in January 2011.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL ACCOUNTING ESTIMATES

In the application of our accounting policies, which are prepared in conformity with IFRS as issued by the IASB, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, and revenues and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We generate the majority of our revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters. Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Additionally, we generated voyage revenue in the six month period ended June 30, 2010 during which time the STI Conqueror operated under voyage charter in the spot market prior to its entry in the Scorpio Handymax Tanker Pool. Within the shipping industry, there are two methods used to account for voyage charter revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. We do not begin recognizing voyage revenue until a charter has been agreed to by both the Company and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. In the year ended December 31, 2009, we suffered an impairment charge of $4.5 million on Noemi and Senatore. We did not have an impairment in prior years. There were no indicators of impairment as of June 30, 2010.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. In the second quarter of 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is our best estimate and 25 years is also the standard within the industry. This change in estimate was applied prospectively and the impact on the income statement for the three and six months periods ended June 30, 2010 resulted in a decrease in depreciation expense and increase in net income of $0.4 million for the six month period ended June 30, 2010. This change in estimate will result in a decrease in depreciation expense and increase in net income of $0.8 million for each six month period prospectively until the 20-year anniversary date of the vessels impacted by this change.

The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the period end.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or estimated residual value would have the effect of increasing the annual depreciation charge. When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal. We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in undertaking the drydock.

BUSINESS

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. We believe that the current dynamics in the tanker market will present attractive vessel purchase opportunities for ship operators that have the necessary capital resources. Following the completion of this offering, we will have approximately $67.3 million of available cash, including the net proceeds of this offering and the concurrent investment of approximately $5.0 million (described below under “Related Party Transactions—Our Arrangement with a Member of the Lolli-Ghetti Family”) after deducting underwriting discounts and commissions and estimated expenses payable by us. The proceeds of this offering, together with borrowing capacity under our credit facility, will be available to fund additional acquisitions.

Our intention is to use these proceeds, after assessing any working capital and other general corporate expense needs, to pursue vessel acquisitions consistent with our strategy, including the purchase of additional modern tankers ranging in size from approximately 35,000 dwt, to approximately 200,000 dwt and that generally are not more than five years old. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic vessel acquisitions at attractive prices. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms but we intend to acquire vessels within 12 months of this offering. No assets will be acquired from our affiliates.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Simon, which prior to our initial public offering was our ultimate parent company and controlling party; Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

Our Fleet

We own and operate one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker that have an average age of 5.1 years as of November 10, 2010. In addition, we have options to purchase two 2008-built LR1 ice class-1A tankers, which options expire in September 2011. Two of our tankers, Noemi and STI Heritage, are employed under fixed-rate long-term time charters that, as of November 1, 2010, have remaining durations of approximately 15 and two months, respectively, and have aggregate remaining contracted cash flow of approximately $12.0 million. The Venice, Senatore and STI Harmony are currently participating in the Scorpio Panamax Tanker Pool, and STI Conqueror, STI Matador, STI Gladiator and STI Highlander are currently participating in the Scorpio Handymax Tanker Pool. See description in “Business—Management of our Fleet—Scorpio Tanker Pools”.

Our chartering policy is to employ our vessels on a variety of time charters and in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. We believe this policy allows us to obtain attractive charterhire rates for our vessels while managing our exposure to short-term fluctuations in the tanker chartering market.

The following table summarizes key information about our vessels and their associated charters or pool agreement as of the date of this prospectus:

Vessel Name	Vessel Type	Year Built	Charterer Name	Time Charter Rate ($ per day)(1)	Vessel Delivery Date	Re-Delivery from Charterer(2)
Venice(3)	Post-Panamax	2001	Scorpio Panamax Tanker Pool	Pool earnings	April 2004	N/A

Noemi(4)	LR1	2004	King Dustin	24,500	Jan 2007	Jan 2012

Senatore(3)	LR1	2004	Scorpio Panamax Tanker Pool	Pool earnings	Oct 2007	N/A

STI Conqueror(5)	Handymax	2005	Scorpio Handymax Tanker Pool	Pool earnings	June 2010	N/A

STI Harmony(3)	LR1	2007	Scorpio Panamax Tanker Pool	Pool earnings	June 2010	N/A

STI Heritage(6)	LR1	2008	Heritage Shipping Company Limited	$25,500	June 2010	Jan 2011

STI Matador(5)	Handymax	2003	Scorpio Handymax Tanker Pool	Pool earnings	July 2010	N/A

STI Gladiator(5)	Handymax	2003	Scorpio Handymax Tanker Pool	Pool earnings	July 2010	N/A

STI Highlander(7)	Handymax	2007	Scorpio Handymax Tanker Pool	Pool earnings	Aug 2010	N/A

STI Spirit(8)	LR2	2008	Scorpio Aframax Tanker Pool	Pool earnings	Nov 2010	N/A

(1)

This table shows gross charter rates and does not reflect commissions payable by us to third party and affiliated chartering brokers ranging from 2.5% to 3.75%, which includes the 1.25% payable to SCM.

(2)	Redelivery from the charterer is plus or minus 30 days from the expiry date, at the charterer’s option.
(3)

Venice, Senatore and STI Harmony participate in the Scorpio Panamax Tanker Pool operated by our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on the 24 vessels in the Scorpio Panamax Tanker Pool as of November 1, 2010, the specifications of the Venice, Senatore and STI Harmony result in the vessels earning an aggregate of approximately 14.9% of all net pool revenues, assuming all pool participant vessels are operating for the full year. This percentage may not be reflective of future earnings in the pool. The vessels can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later. Please see “Business—Our Managers—Scorpio Panamax Tanker Pool” for additional information comparing the Venice, Senatore and STI Harmony with other ships in the Scorpio Panamax Tanker Pool.

(4)

King Dustin currently time charters-out Noemi to ST Shipping, a wholly-owned subsidiary of Glencore S.A. of Zug, Switzerland. Please see “Related Party Transactions—King Dustin” for additional information.

(5)

STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in the Scorpio Handymax Tanker Pool operated by our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. Based on the 37 vessels in the Scorpio Handymax Tanker Pool as of November 1, 2010, the specifications of the STI Conqueror, STI Matador, STI Gladiator and STI Highlander result in the vessels earning approximately an aggregate of 11.1% of all net pool revenues, assuming all pool participant vessels are operating for the full year. This percentage may not be reflective of future earnings in the pool. The vessels can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later. Please see “Business—Our Managers—Scorpio Handymax Tanker Pool” for additional information comparing the STI Conqueror, STI Matador, STI Gladiator and STI Highlander with other ships in the Scorpio Handymax Tanker Pool.

(6)	Heritage Shipping Company Limited, or Heritage Shipping, is a subsidiary of Liberty, a related party. Please see “Related Party Transactions—Heritage Shipping” for additional information.
(7)

We have entered into an agreement pursuant to which an unaffiliated third party has the option to purchase the STI Highlander from us for an aggregate purchase price of $32.5 million. The buyer is required to notify the Company if it intends to exercise such option by November 23, 2010.

(8)

The STI Spirit was delivered to us on November 10, 2010. In connection with this vessel purchase, we also received two purchase options, each of which grant us the right, but not the obligation, to purchase a 2008-built LR1 ice class 1A tanker of approximately 63,600 dead weight tons for a price of $45.0 million. Each option can be exercised at any time until September 14, 2011. Upon its delivery to us, the STI Spirit entered the Scorpio Aframax Tanker Pool, which is commercially managed by SCM, our commercial manager. The vessels are allocated a pro-rata share of aggregated earnings of all the tankers in the pool, weighted by attributes such as size, fuel consumption, class notation and other capabilities. The Scorpio Aframax Tanker pool was founded in December 2009 and, as of November 1, 2010, there were four vessels operating in the pool, not including the STI Spirit which entered upon its delivery to us. The STI Spirit has not yet been allocated its pool points, so we cannot determine the percentage of pool revenue that it will be allocated going forward.

Please see “Business—Our Customers” for additional information about our chartering arrangements.

Our Managers

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward. Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We believe that Scorpio Group has established a reputation in the shipping industry as a leading independent provider of seaborne petroleum transportation services to major oil companies, national oil companies and oil traders in the Aframax, Panamax and Handymax tanker markets. Scorpio Group, headquartered in Monaco, was formed in 1971 and currently provides full technical management services through SSM to its own fleet as well as third party vessels and provides commercial management services through SCM to its own fleet as well as third party vessels. Scorpio Group is wholly-owned and controlled by the Lolli-Ghetti family, which has been involved in the shipping business since the early 1950s through NAI. Emanuele A. Lauro has served in a senior management position at Scorpio Group since 2004.

Scorpio Group has experienced significant growth since 2003 when it controlled a fleet of four vessels. As of November 1, 2010, Scorpio Group, through SSM and SCM, manages a fleet of approximately 76 vessels, including the nine vessels then in our fleet, one drybulk vessel owned directly by affiliates within Scorpio Group, and approximately 66 vessels owned by third parties operated through one of three tanker pools that Scorpio Group operates. The STI Spirit, delivered to us on November 10, 2010, is also managed by the Scorpio Group through SSM and SCM. In addition to two minority investments in logistics businesses, Scorpio Group also maintains offices in London, Mumbai, New York, Singapore, and Jakarta with approximately 80 shore-based employees globally.

SSM, which was formed in New York in 1971 and has been based in Monaco since 1984, is a technical ship management company and, as of November 1, 2010, manages a fleet of 16 vessels, including seven of the nine vessels then in our fleet, one drybulk vessel owned by affiliates of SSM and eight vessels owned by third parties. SCM, also based in Monaco, was formed in 2004 as a commercial management company and, as of November 1, 2010, manages a fleet of 76 vessels, including the nine vessels then in our fleet, one drybulk vessel owned by affiliates of SCM and 66 vessels owned by third parties. As noted above, the STI Spirit, delivered to us on November 10, 2010, is also managed by SSM and SCM. Our vessel STI Spirit participates in the Scorpio Aframax Tanker Pool, our vessels Venice, Senatore and STI Harmony participate in the Scorpio Panamax Tanker Pool and our vessels STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in the Scorpio Handymax Tanker Pool. All three pools employ vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, none of the pools have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rate of our pooled vessels for the duration of their participation in these pools.

Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us. Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

We pay management fees to our commercial manager, SCM, a related party within the Scorpio Group. In the years ended December 31, 2009, 2008 and 2007, certain of the expenses incurred for commercial management services were under management agreements with other Scorpio Group entities, which were also related parties. Since agreements with related parties are by definition not at arm’s length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus. In December 2009, we entered into new commercial management agreements with SCM for each of our vessels, each for a period of three years and which may be terminated upon two years’ notice. Pursuant to these agreements, since December 1, 2009, we pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax/LR1/LR2 vessels and $300 per vessel per day for each Handymax vessel, plus a 1.25% commission per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group pools. The Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool participants collectively pay SCM’s agent fee of $250 per vessel per day, with respect to post-Panamax/LR1/LR2 vessels, or $300 per vessel per day, with respect to Handymax vessels, plus a 1.25% commission per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. Our operating results for the six months ended June 30, 2010 reflect fees of $0.3 million incurred under this commercial management agreement and we estimate that commercial management fees for the year ending December 31, 2010 will be $0.6 million, an increase of $0.5 million from the year ended December 31, 2009.

Additionally, we pay our technical manager, SSM, also a related party within the Scorpio Group, $548 per vessel per day to provide technical management services for each of our vessels. New technical services agreements were signed for each of our vessels in December 2009 at rates similar to the rates under the previous agreements, which were the rates that SSM charged to third parties at the time the agreement was signed.

Tanker pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in three pools: the Scorpio Aframax Tanker Pool, the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool.

SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio Aframax Tanker Pool is administered by Scorpio Aframax Tanker Pool Ltd., or SATP; the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 100% of all issued and outstanding stock of SAPT, SPTP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SAPT, SPTP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Scorpio Aframax Tanker Pool

Our vessel, STI Spirit, participates in SCM's Scorpio Aframax Tanker Pool. As of November 1, 2010, the Scorpio Aframax Tanker Pool was comprised of four Aframax tankers, all of which were chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd. The STI Spirit entered the pool as the fifth vessel on November 10, 2010. All tankers in the Scorpio Aframax Tanker Pool are double hull and trade both clean and dirty petroleum products. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Aframax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Aframax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rate for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SATP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

The following table outlines the TCE rates earned by vessels in the Scorpio Aframax Tanker Pool since the pool’s inception:

For the Year Ended			For the Six Months Ended
December 31, 2009			June 30, 2010
Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $
$ 669	40	$16,913	$5,527	300	$18,406

(1)	The pool began operations in the fourth quarter of 2009 and the STI Spirit is the first of our vessels to participate. We therefore had no operating days in the pool since inception.
(2)

Charterhire expense, or CE, is earnings distributed to the pool participants (TCE revenue for the pool participants) based on each vessel's operating days and pool points. The CE rate per operating day achieved is expressed in U.S. dollars/day and is calculated by dividing the total charterhire expense by the total operating days in the period. The CE per operating day disclosed above is an average for all tankers in the pool. We were not allocated any earnings from the pool since we did not have any vessels operating in it during the aforementioned periods.

Scorpio Panamax Tanker Pool

Our vessels, Venice, Senatore and STI Harmony participate in SCM’s Scorpio Panamax Tanker Pool. As of November 1, 2010, the Scorpio Panamax Tanker Pool is comprised of 24 Panamax tankers: three, the Venice, Senatore and STI Harmony, owned by us, 11 chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and 10 from third party participants. All tankers in the Scorpio Panamax Tanker Pool are double hull and trade both clean and dirty petroleum products. Venice is significantly larger than the other tankers in the Scorpio Panamax Tanker Pool yet has a similar fuel consumption; her earnings on benchmark voyages were approximately 9.9% greater than the average for the pool. Based on the 24 vessels in the Scorpio Panamax Tanker Pool as of November 1, 2010, the Venice’s, Senatore’s and STI Harmony’s specifications result in the vessels earning an aggregate of approximately 14.9% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is a greater pro-rata share of the pool earnings than most of the other vessels in the pool. This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Panamax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Panamax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the Venice’s future daily charter rate for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

The following table outlines the TCE rates earned by vessels in the Scorpio Panamax Tanker Pool:

For the Year Ended
December 31, 2009			December 31, 2008			December 31, 2007
Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $
$ 118,335	6,446	$18,359	$186,723	5,726	$32,607	$133,588	4,928	$27,107

For the Six Months Ended
June 30, 2010			June 30, 2009
Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $
$ 52,052	3,081	$16,897	$71,931	3,173	$22,670

(1)

For the years ended December 31, 2009, 2008 and 2007 we had 485, 582, and 662 operating days in the pool, respectively. For the six months ended June 30, 2010 and 2009, we had 181 and 301 operating days, respectively.

(2)

Charterhire expense, or CE, is earnings distributed to the pool participants (TCE revenue for the pool participants) based on each vessel’s operating days and pool points. The CE rate per operating day achieved is expressed in U.S. dollars/day and is calculated by dividing the total charterhire expense by the total operating days in the period. The CE Per Operating Day disclosed above is an average for all tankers in the pool. This differs from the amount included in our Summary Financial Data and Selected Financial and Other Data tables, where the amount disclosed as “TCE per revenue day—pool revenue” represents our actual earnings distribution relating to our vessels that operated in the SPTP.

Scorpio Handymax Tanker Pool

Our vessels, STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in SCM’s Scorpio Handymax Tanker Pool. As of November 1, 2010, the Scorpio Handymax Tanker Pool is comprised of 37 Handymax tankers: four owned by us, 14 chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and 19 from third party participants. All tankers in the Scorpio Handymax Tanker Pool are double hull and trade both clean and dirty petroleum products. Based on the 37 vessels in the Scorpio Handymax Tanker Pool as of November 1, 2010, the STI Conqueror, STI Matador, STI Gladiator and STI Highlander specifications result in the vessels earning an aggregate of approximately 11.1% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is in line with the pool average.

This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Handymax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Handymax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rates for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

The following table outlines the TCE rates earned by vessels in the Scorpio Handymax Tanker Pool:

For the Year Ended
December 31, 2009			December 31, 2008			December 31, 2007
Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $
$ 93,242	7,929	$11,760	$85,322	3,278	$26,026	$2,537	126	$20,204

For the Six Months Ended
June 30, 2010			June 30, 2009
Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $	Charterhire Expense ($000's)	Operating Days(1)	CE Per Operating Day(2) $
$ 62,271	5,015	$12,418	$53,865	3,729	$14,444

(1)	The third quarter of 2010 was the first period of our participation in this pool, hence we had no participation in the operating days disclosed above.
(2)

Charterhire expense, or CE, is earnings distributed to the pool participants (TCE revenue for the pool participants) based on each vessel’s operating days and pool points. The CE rate per operating day achieved is expressed in U.S. dollars/day and is calculated by dividing the total charterhire expense by the total operating days in the period. The CE Per Operating Day disclosed above is an average for all tankers in the pool. This differs from the amount included in our Summary Financial Data and Selected Financial and Other Data tables, where the amount disclosed as “TCE per revenue day—pool revenue” represents our actual earnings distribution relating to our vessels that operated in the SHTP.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

•

Experienced management team with an established track record in the public market. Since 2003, under the leadership of Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, Scorpio Group has grown from an owner of one tanker in 2003 to an operator or manager of approximately 76 vessels as of November 1, 2010. Over the course of the last seven years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool in which four, 24 and 37 vessels, respectively, participate as of November 1, 2010, from us, Scorpio Group and third party participants. Our President, Mr. Robert Bugbee, who also holds a senior management position within the Scorpio Group, has more than 25 years of experience in the shipping industry and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, a NYSE-listed tanker company that was sold in 2007. As a key member of management,

Mr. Bugbee assisted in growing OMI from 26 vessels in 1998 with an average age of approximately 15.1 years to 45 vessels with an average age of approximately 4.3 years when it was sold in 2007. Mr. Bugbee is supported by Brian Lee, our Chief Financial Officer, and Cameron Mackey, our Chief Operating Officer, both of whom also served as members of the management team responsible for the growth of OMI. Our General Counsel, Luca Forgione, has experience in the shipping and commodity trade industry, where he acquired knowledge of the relevant regulatory and compliance regimes. Our Vice President of Vessel Operations, Sergio Gianfranchi, serves as the Pool Fleet Manager of SCM and has assisted in the launch and operation of the Scorpio Group’s Panamax, Handymax and Aframax pools. Messrs. Lee, Mackey, Forgione and Gianfranchi serve in similar positions in Scorpio Group and have 11, 17, six and 47 years of experience, respectively, in the shipping industry, and, with Mr. Bugbee, collectively have over 106 years of combined shipping experience and have developed tanker industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•

Significant available liquidity to pursue acquisition and expansion opportunities. Immediately following this offering and the concurrent investment of approximately $5.0 million described below under “Related Party Transactions—Our Arrangement with a Member of the Lolli-Ghetti Family”, we expect to have $67.3 million of cash after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use our available cash and borrowing capacity to pursue vessel acquisitions consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

•

Attractive Fleet. We have spent $245.6 million on vessel acquisitions since our initial public offering. Our fleet of ten high-quality tankers, comprised of one LR2, four LR1, one Post-Panamax and four Handymax tankers has an average age of 5.1 years as of November 10, 2010, compared to a current global tanker industry average of 7.7 years, as of September 30, 2010. We believe that owning a young, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable time and spot charters with high-quality counterparties. In addition, our fleet provides us with significant forward cash flows through pool and time charters.

Our Business Strategy

Our primary objectives are to profitably grow our business and emerge as a major operator of medium-sized tanker vessels. The key elements of our strategy are:

•

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire modern, high-quality tankers through timely and selective acquisitions. We currently view LR2, Post-Panamax, LR1 and Handymax vessel classes as providing attractive return characteristics, and our management team has significant experience with these classes of vessels from their tenure at OMI and at Scorpio Group. A key element to our acquisition strategy will be to purchase high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. In the current market, asset values in the tanker industry are significantly below the last five and 10 year trailing averages, and as a result of a weak spot market we believe these values may continue to deteriorate over the near term. We believe that these circumstances combined with our management’s knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

•

Optimizing vessel revenues through a mix of time charter contracts and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. As it relates to spot market exposure, through our participation in tanker pools managed by the Scorpio Group, we believe that the revenues of our vessels will exceed the rate we would otherwise achieve by operating these vessels outside of the pools.

•

Focusing on tankers based on our experience and expertise in the segment. We believe that energy companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of Scorpio Group and of the former members of OMI’s management team in order to further expand these relationships with consistent delivery of superior customer service.

•

Minimizing operating and corporate expenses. Under the management agreements with SSM and SCM that we have entered into for our vessels and that we plan to enter into for any vessels that we acquire in the future, these two managers will coordinate and oversee the technical and commercial management, respectively, of our fleet. We believe that SSM and SCM will be able to do so at a cost to us that would be lower than what could be achieved by performing the functions in-house.

Officers and Crewing

We currently have no employees other than our executive and non-executive officers, and our support staff is provided by our Administrator pursuant to our administrative services agreement. Our technical manager will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries. Our subsidiaries that own the vessels in our fleet, indirectly through our technical manager pursuant to the respective technical management agreements, currently employ approximately 22 officers and crew members per vessel.

Our Customers

Our customers include national, regional, and international companies, such as King Dustin, Heritage Shipping Company Limited, or their affiliates, as well as the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool. We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Below is a brief description of our relationships with King Dustin, BP Shipping, Harmony Shipping Ltd., Heritage Shipping Company Limited, a subsidiary of Liberty, and the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool which, as of November 1, 2010, were chartering all of our vessels through period time charters or pool agreements.

King DustinTankschiffahrts GmbH&Co.KG, or King Dustin, is a special purpose entity that is owned equally by affiliates of Koenig & cie and Scorpio Group. King Dustin time charters-in Noemi from us at $24,500 per day pursuant to a time charter that expires in January 2012. The time charter began in January 2007. King Dustin time charters-out Noemi to ST Shipping, a wholly-owned subsidiary of Glencore S.A. of Zug, Switzerland.

STI Heritage was acquired with an existing time charter contract that commenced in January 2008. The charterer, Heritage Shipping Company Limited, is a subsidiary of Liberty, which is our Administrator and an affiliate of the Scorpio Group. Liberty pays us $25,500 per day pursuant to a time charter that expires in January 2011 (plus or minus 30 days). However, we recognize time charter revenue of $17,000 per day for each vessel after the amortization of the value of the time charter contracts, which was allocated from the purchase price of the vessels. Upon the time charter contracts terminating, the vessels are scheduled to operate in the Scorpio Panamax Tanker Pool.

Scorpio Aframax Tanker Pool is a member of the Scorpio Group. As of November 1, 2010, Scorpio Aframax Tanker Pool consists of four Aframax tankers that operate in the international shipping market with a majority of the vessels currently being employed in the spot market. STI Spirit entered the pool on November 10, 2010 as the fifth vessel and participates under the same terms and conditions as the third party vessels in the pool. The pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings based on (i) the Pool Points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics) and (ii) the number of days the vessel operates in the period. The Scorpio Aframax Tanker Pool is operated by our commercial manager, SCM, which charges SATP $250 a day for each vessel and 1.25% commission per charter fixture within the pool. SCM negotiates voyage charters, short duration time charters, and contracts of affreightment; manages procurement of bunkers, port charges and administrative services; and distributes the cash earnings.

Scorpio Panamax Tanker Pool is a member of the Scorpio Group. As of November 1, 2010, Scorpio Panamax Tanker Pool consists of 24 Panamax tankers that operate in the international shipping market with a majority of the vessels currently being employed in the spot market. Venice, Senatore and STI Harmony participate in the Scorpio Panamax Tanker Pool under the same terms and conditions as the third party vessels in the pool. The pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings based on (i) the Pool Points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics) and (ii) the number of days the vessel operates in the period. The Scorpio Panamax Tanker Pool is operated by our commercial manager, SCM, which charges SPTP $250 a day for each vessel and 1.25% commission per charter fixture within the pool. SCM negotiates voyage charters, short duration time charters, and contracts of affreightment; manages procurement of bunkers, port charges and administrative services; and distributes the cash earnings.

Scorpio Handymax Tanker Pool is also a member of the Scorpio Group. As of November 1, 2010, the Scorpio Handymax Tanker Pool consists of 37 Handymax tankers that operate in the international shipping market with a majority of the vessels currently being employed in the spot market. STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in the Scorpio Handymax Tanker Pool under the same terms and conditions as the third party vessels in the pool. The pool aggregates the revenues and expenses of all of the pool participants and distributes the net earnings based on (i) the Pool Points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics) and (ii) the number of days the vessel operates in the period. The Scorpio Handymax Tanker Pool is operated by our commercial manager, SCM, which charges SHTP $300 a day for each vessel and 1.25% commission per charter fixture within the pool. SCM negotiates voyage charters, short duration time charters, and contracts of affreightment; manages procurement of bunkers, port charges and administrative services; and distributes the cash earnings.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent tanker vessel-owners and with major oil companies that own and operate their own vessels. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Our Credit Facilities

On June 2, 2010, we entered into a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, and Fortis Bank (Nederland) N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million. Borrowings under the credit facility are available until the earlier of December 2, 2011 or full draw down, which has occurred, and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. Our current debt to capitalization ratio is less than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 15, 2015 and can only be used to finance the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility. For further details of the credit facility as set forth in the commitment letter, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

On November 5, 2010, we entered into a committed term sheet with DVB Bank SE, or DVB, for a senior secured term loan facility for the lower of $28.6 million or 55% of the charter free fair market value of the STI Spirit, which was acquired on November 10, 2010. The committed term sheet has customary conditions including DVB's satisfaction with the completion of business, legal, environmental, tax, financial, accounting and customer call due diligence. Under the terms of the committed term sheet letter, the credit facility would have a maturity date of seven years after the drawdown date, and the loan would bear interest at LIBOR plus a margin of 2.75% per annum. The credit facility may only be used to finance the STI Spirit. For further details of the credit facility as set forth in the committed term sheet, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Properties

We have no properties other than our vessels.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our tankers. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry), labor organizations (including but not limited to the International Transport Workers’ Federation), charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the recent Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010. The amended Annex VI is expected to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, has since implemented equivalent emissions standards.

On March 26, 2010, the IMO amended MARPOL to designate areas extending up to 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands and certain portions of French waters as Emission Control Areas under the MARPOL Annex VI amendments. Once the designations take effect in August 2012, ocean-going vessels in these areas will be subject to stringent emission controls. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. SSM has obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM, in February 2004. BWM’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The next United Nations conference to develop a successor agreement is scheduled to begin in November 2010. The IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a final finding that greenhouse gases from motor vehicles threaten public health and safety and finalized regulations that regulate such emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel’s age and other factors, this inspection can often be done afloat with minimal disruption to the vessel’s commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage for pollution of $1 billion per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: Two will serve for a term expiring at the 2011 annual meeting of shareholders, two will serve for a term expiring at the 2012 annual meeting of shareholders, and one will serve for a term expiring at the 2013 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

Messrs. Lauro and Mr. Bugbee, our Chief Executive Officer and President, respectively, are involved in other business activities with members of the Scorpio Group, which may result in their spending less time than is appropriate or necessary to manage our business successfully. We estimate that Messrs. Lauro and Bugbee spend approximately 70-85% of their monthly business time on our business activities and their remaining time on the business of members of the Scorpio Group. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of Messrs. Lauro’s and Bugbee’s time between our business and the business of members of the Scorpio Group, Messrs. Lauro’s and Bugbee’s performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	31	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	50	President and Class II Director
Brian Lee	44	Chief Financial Officer
Cameron Mackey	42	Chief Operating Officer
Luca Forgione	34	General Counsel
Sergio Gianfranchi	65	Vice President, Vessel Operations
Alexandre Albertini	34	Class III Director
Ademaro Lanzara	68	Class I Director
Donald C. Trauscht	77	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an owner of five vessels, an operator or manager of approximately 60 vessels in 2008. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool which as of June 20, 2010 employ 14, 22 and 38 vessels, respectively, from Scorpio Group and third party participants. He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transshipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India. Furthermore, Mr. Lauro formed a joint venture with Koenig & cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors. In addition, Mr. Lauro developed a joint venture company, Crewtech Philippines, in May 2007 which screens, trains, and manages vessel staff for various third party owners of drybulk and tanker vessels. Mr. Lauro has a degree in international business from the European Business School, London, and he has served as the Vice President of the Chamber of Shipping of Monaco since 2006.

Robert Bugbee, President and Director

Robert Bugbee, our President, has more than 25 years of experience in the shipping industry. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business Administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Brian Lee, Chief Financial Officer

Brian Lee, our Chief Financial Officer, joined Scorpio Group in April 2009. In June 2009, he became the Scorpio Group’s Controller. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has a M.B.A. from the University of Connecticut and has a B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer

Cameron Mackey, our Chief Operating Officer, joined Scorpio Group in March 2009, where he has served as Chief Operating Officer. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has a M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

Luca Forgione, our General Counsel, joined Scorpio Group in August 2009 as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has six years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009., and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Messers. Lauro, Bugbee, Lee, Mackey, and Forgione collectively have over 65 years of combined shipping experience and have developed strong tanker industry relationships with leading charterers, lenders, shipbuilders, insurers and other key industry participants.

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi, our Vice President of Vessel Operations, served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group’s Panamax, Handymax and Aframax pools during the last five years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Alexandre Albertini, Director

Alexandre Albertini has more than 10 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk shipowning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

Ademaro Lanzara has served as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He is also a director of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including acting as the Chairman of the Credit Committee, Chairman of the Finance Committee and Deputy CEO. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Donald C. Trauscht, Director

Donald C. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and EyesForLearning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

Board of Directors and Committees

Our board of directors currently consists of five directors, three of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our board has an Audit Committee, a Nominating Committee and a Compensation Committee, each of which is comprised of our three independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara and Donald Trauscht. The Audit Committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal accounting controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

Compensation of Directors and Senior Management

We did not pay any compensation to members of our senior executive officers in 2009. We expect to pay aggregate compensation to our senior executive officers in 2010 for the period April 6, 2010 to December 31, 2010 of approximately $2.1 million. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of $45,000 annually, plus an additional fee of $5,000 for each committee on which a director serves plus an additional fee of $15,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan.”

We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consist of equity interests in the Company in order to provide them on an on-going basis with a meaningful percentage of ownership in the Company.

We do not have a retirement plan for our officers or directors.

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which will vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vest on April 6, 2011.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Employment Agreements

We have agreed to enter into employment agreements with each of our executive officers. We expect that these employment agreements will be in effect for a period of up to two years, and will automatically renew for the same successive employment periods unless terminated in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives will be prohibited from disclosing or unlawfully using any of our material confidential information.

Upon a change in control of the Company, the annual bonus provided under the employment agreement becomes a fixed bonus of up to 150% of the executive’s base salary. If an executive’s employment is terminated within two years of a change in control due to either disability or a reason other than “for cause,” he will be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership is based on 18,863,459 common shares outstanding prior to this offering.

	Shares Beneficially Owned Prior to Offering(1)(2)
Identity of person or group	Number	Percentage
Scorpio Owning Holding Ltd.(3)(4)	5,589,147	29.6%
Steelhead Partners LLC(5)	1,000,000	5.3%
Steelhead Navigator Master L.P.(5)	970,000	5.1%
Emanuele A. Lauro(4)	278,368	1.5%
Robert Bugbee(4)	314,618	1.7%
All other officers and directors individually	*	*

(1)	Includes shares of restricted stock issued pursuant to our 2010 Equity Incentive Plan.
(2)	As of November 4, 2010, there were five record holders in the United States, holding approximately 70.5% of our issued and outstanding common shares.
(3)

Scorpio Owning Holding Ltd. is 100% beneficially owned by Liberty Holding Company Ltd, which is 100% beneficially owned by Simon Financial Limited. Simon Financial Limited is beneficially owned by members of the Lolli-Ghetti family.

(4)	In addition to these shares directly held in Scorpio Tankers Inc., Emanuele A. Lauro and Robert Bugbee also own 2% and 1.75%, respectively, of Liberty Holding Company Ltd.
(5)

James Michael Johnson and Brian Katz Klein, as member-managers of Steelhead Partners LLC, have shared voting power to direct the 1,000,000 shares held by Steelhead Partners LLC, and may consequently be deemed to be beneficial owners of such shares. As Steelhead Partners LLC is the investment manager of Steelhead Navigator Master L.P., James Michael Johnson and Brian Katz Klein may be deemed to beneficially own the 970,000 shares held by Steelhead Navigator Master L.P. However, Steelhead Partners LLC, James Michael Johnson and Brian Katz Klein disclaim such beneficial ownership except to the extent of his or its pecuniary interests. All information regarding Steelhead Partners LLC, Steelhead Navigator Master L.P., James Michael Johnson and Brian Katz Klein is derived from the Schedule 13G filed with the SEC on May 11, 2010.

*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

RELATED PARTY TRANSACTIONS

Our Arrangement with a Member of the Lolli-Ghetti Family

Concurrently with this offering, a member of the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, will purchase approximately $5.0 million of additional shares of our common stock at the price per share to the public in this offering, in a private placement offering exempt from the registration requirements of the Securities Act of 1933.

Administrative Services Agreement

Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us. Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Commercial and Technical Management Agreements

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward. Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We pay management fees to our commercial manager, SCM, a related party within the Scorpio Group. In the years ended December 31, 2009, 2008 and 2007, certain of the expenses incurred for commercial management services were under management agreements with other Scorpio Group entities, which were also related parties. Since agreements with related parties are by definition not at arm’s length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this prospectus. In December 2009, we entered into new commercial management agreements with SCM for each of our vessels, each for a period of three years and which may be terminated upon two years’ notice. Pursuant to these agreements, since December 1, 2009, we pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax/LR1/LR2 vessels and $300 per vessel per day for each Handymax vessel, plus a 1.25% commission per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group pools. The Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool participants collectively pay SCM’s agent fee of $250 per vessel per day, with respect to post-Panamax/LR1/LR2 vessels, or $300 per vessel per day, with respect to Handymax vessels, plus a 1.25% commission per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. Our operating results for the six months ended June 30, 2010 reflect fees of $0.3 million incurred under this commercial management agreement and we estimate that commercial management fees for the year ending December 31, 2010 will be $0.6 million, an increase of $0.5 million from the year ended December 31, 2009.

Additionally, we pay our technical manager, SSM, also a related party within the Scorpio Group, $548 per vessel per day to provide technical management services for each of our vessels. New technical services agreements were signed for each of our vessels in December 2009 at rates similar to the rates under the previous agreements, which were the rates that SSM charged to third parties at the time the agreement was signed.

Tanker pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in three pools: the Scorpio Aframax Tanker Pool, the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool.

SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio Aframax Tanker Pool is administered by Scorpio Aframax Tanker Pool Ltd., or SATP; the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 100% of all issued and outstanding stock of SAPT, SPTP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SAPT, SPTP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Scorpio Aframax Tanker Pool

Our vessel, STI Spirit, participates in SCM's Scorpio Aframax Tanker Pool. As of November 1, 2010, the Scorpio Aframax Tanker Pool was comprised of four Aframax tankers, all of which were chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd. The STI Spirit entered the pool as the fifth vessel on November 10, 2010. All tankers in the Scorpio Aframax Tanker Pool are double hull and trade both clean and dirty petroleum products. The vessel can be withdrawn from the pool upon 90 days’ notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Aframax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Aframax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rate for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SATP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

Scorpio Panamax Tanker Pool

Our vessels, Venice, Senatore and STI Harmony participate in SCM’s Scorpio Panamax Tanker Pool. As of November 1, 2010, the Scorpio Panamax Tanker Pool is comprised of 24 Panamax tankers: three, the Venice, Senatore and STI Harmony, owned by us, 11 chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and 10 from third party participants. All tankers in the Scorpio Panamax Tanker Pool are double hull and trade both clean and dirty petroleum products. Venice is significantly larger than the other tankers in the Scorpio Panamax Tanker Pool yet has a similar fuel consumption; her earnings on benchmark voyages were approximately 9.9% greater than the average for the pool. Based on the 24 vessels in the Scorpio Panamax Tanker Pool as of November 1, 2010, the Venice’s, Senatore’s and STI Harmony’s specifications result in the vessels earning an aggregate of approximately 14.9% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is a greater pro-rata share of the pool earnings than most of the other vessels in the pool. This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Panamax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Panamax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the Venice’s future daily charter rate for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

Scorpio Handymax Tanker Pool

Our vessels, STI Conqueror, STI Matador, STI Gladiator and STI Highlander participate in SCM’s Scorpio Handymax Tanker Pool. As of November 1, 2010, the Scorpio Handymax Tanker Pool is comprised of 37 Handymax tankers: four owned by us, 14 chartered-in by subsidiaries of our Administrator, Liberty Holding Company Ltd., and 19 from third party participants. All tankers in the Scorpio Handymax Tanker Pool are double hull and trade both clean and dirty petroleum products. Based on the 37 vessels in the Scorpio Handymax Tanker Pool as of November 1, 2010, the STI Conqueror, STI Matador, STI Gladiator and STI Highlander specifications result in the vessels earning an aggregate of approximately 11.1% of all net pool earnings, assuming all pool participant vessels are operating for the full year, which is in line with the pool average.

This percentage may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days’ notice or after the vessel is free from any commitment, whichever is later.

The Scorpio Handymax Tanker Pool employs vessels on time charters, contracts of affreightment, and in the spot market. Of the estimated operating days for 2011, the Scorpio Handymax Tanker Pool does not have significant fixed revenues and therefore the results of the pools will be dependent on the spot market. Given the historical volatility of spot market returns, we cannot provide a reasonable estimate of the future daily charter rates for the duration of her participation in the pool.

There are other participants in this pool. If a participant wants to sell or withdraw its vessel, it must give notice to SPTP, SCM and the other participants, and may not withdraw its vessel from the pool for 90 days following the date of such notice.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon transferred three operating subsidiary companies to us, which owned the vessels in our fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. As a result of the completion of our initial public offering in April 2010, restricted stock issuances pursuant to our equity incentive plan, and Company purchases of stock pursuant to a share buy-back plan, the ownership percentage of Scorpio Owning Holding Ltd. immediately prior to the consummation of this offering stands at 29.6%. Liberty’s operations include the Scorpio Group’s drybulk carriers, logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments. Following completion of this offering, and after giving effect to the concurrent private placement, Scorpio Group and its affiliates, through Scorpio Owning Holding Ltd., are expected to own 23.3% of the outstanding shares of our common stock, which will represent 23.3% of the voting and economic interest in our common stock (22.7% and 22.7%, respectively, if the underwriters’ over-allotment option is exercised in full). Scorpio Group does not have an ownership interest in any tanker vessels other than our tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors consists of five individuals, three of whom are independent directors. The three independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group. Mr. Lauro and Mr. Bugbee have a restricted stock ownership interest of 2% and 1.75%, respectively, in Liberty, an affiliate of the Scorpio Group, but they have no other ownership interests in the Scorpio Group. Liberty, in turn, currently has a 29.6% ownership interest in us through Scorpio Owning Holding Ltd., its wholly-owned subsidiary, but this ownership interest will be reduced as a result of this offering to 23.3% (or 22.7%, if the underwriters’ over-allotment option is exercised in full), after giving effect to the concurrent private placement. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements. Under the commercial management agreement, we pay SCM a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels for vessels that do not participate in one of the Scorpio Group pools. For vessels operating in a Scorpio Group pool, we pay a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels. We pay SSM $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward. The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two years’ notice.

We will reimburse Liberty, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

For further details about our relationship and agreements with the Scorpio Group and its affiliates, please read “Related Party Transactions” and “Management—Board of Directors and Committees.”

Related Party Payable and Shareholder Payable

Prior to November 18, 2009, we had a shareholder payable of $18.9 million and a related party payable to a subsidiary of Liberty of $27.4 million. On November 30, 2009, these payables were converted to equity as a capital contribution with no shares being exchanged in this transaction.

King Dustin

King Dustin Tankschiffahrts GmbH&Co.KG, or King Dustin, is a special purpose entity that is owned equally by affiliates of Koenig & cie and Scorpio Group. King Dustin time charters-in Noemi from us at $24,500 per day pursuant to a time charter that expires in January 2012. The time charter began in January 2007. King Dustin time charters-out Noemi to ST Shipping, a wholly-owned subsidiary of Glencore S.A. of Zug, Switzerland.

Harmony Shipping and Heritage Shipping

STI Harmony and STI Heritage were acquired with existing time charter contracts that commenced in October 2007 and January 2008, respectively, with charterers Harmony Shipping, and Heritage Shipping, respectively. Harmony Shipping and Heritage Shipping are subsidiaries of Liberty, which is our Administrator and an affiliate of the Scorpio Group. Harmony Shipping time chartered-in STI Harmony from us at $25,500 per day pursuant to a time charter that expired in October 2010. Heritage Shipping time charters-in STI Heritage from us at $25,500 per day pursuant to a time charter that expires in January 2011. However, we recognize time charter revenue of $17,000 per day for each vessel after the amortization of the value of the time charter contracts, which was allocated from the purchase price of the vessels. Upon the time charter contracts terminating, the vessels are scheduled to operate in the Scorpio Panamax Tanker Pool.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 23,948,663 common shares outstanding, or 24,634,913 if the underwriters’ over-allotment option is exercised in full, after giving effect to the shares of common stock we expect to issue to a member of the Lolli-Ghetti family. Of these shares, only 22,574,316 shares, or 23,260,566 if the underwriters’ over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our “affiliates” as defined in Rule 144 under the Securities Act. Immediately after the closing of this offering, Scorpio Owning Holding Ltd., a member of the Lolli-Ghetti family and directors and executive officers of our company will own an aggregate of 29.5% of our common shares, or 28.7% of our common shares if the underwriters’ over-allotment option is exercised in full, which were acquired in private transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. The restricted securities held by our directors, executive officers and the member of the Lolli-Ghetti family making a capital investment in us concurrently with this offering (but not Scorpio Owning Holding Ltd.) are subject to the underwriters’ lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be, after giving effect to the shares of common stock we expect to issue to a member of the Lolli-Ghetti family, approximately 239,487 common shares immediately after this offering (246,349 assuming the underwriters’ over-allotment option is exercised in full), or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We and our executive officers, directors, and a member of the Lolli-Ghetti family have entered into agreements with the underwriters of this offering which, subject to certain exceptions, generally restrict us and our executive officers, directors and the member of the Lolli-Ghetti family from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, or Morgan Stanley. However, if (a) during the period that begins on the date that is 17 calendar days before the last day of the foregoing 90-day period and ends on the last day of the foregoing 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 90-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, these “lock-up” restrictions imposed will continue to apply until the expiration of the date that is 18 calendar days after the date on which the issuance of the earnings release or the material news or material event occurs. Morgan Stanley may, in its sole discretion and at any time or from time to time before the expiration of the lock-up period, without notice, release all or any portion of the securities subject to these agreements. There are no existing agreements with Morgan Stanley providing consent to the sale of shares prior to the expiration of the “lock-up” period.

As a result of these lock-up agreements and rules of the Securities Act, the outstanding shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale	Comment
Date of prospectus	22,574,316	Shares not locked up and eligible for sale freely or under Rule 144
90 days from date of prospectus(1)	1,374,347 additional shares	Lock-up released; shares eligible for sale under Rule 144 or another applicable exemption from registration under the Securities Act

(1)	Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.

No prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITAL STOCK

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 18,863,459 shares are issued and outstanding prior to the consummation of this offering and concurrent private placement, and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common shares is Computershare, Inc.

LISTING

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

DIRECTORS

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Our board of directors consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•

any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.

Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.

Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, to which we refer as “United States source shipping income.” For tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)

it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)

more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”; or

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We currently take the position that we satisfy the Publicly-Traded Test. After this offering, it is highly likely that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test after this offering.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding shares, are “primarily traded” on the New York Stock Exchange.

Under the regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since our common shares are listed on the New York Stock Exchange, we expect to satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. The

Company currently satisfies and anticipates that it will continue to satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We currently satisfy and anticipate that after the offering is completed, we will continue to be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel is highly likely to likewise be exempt from tax under Section 883, although there is no legal authority directly on point. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock through 2010 will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although, as described above, they are highly likely to be so eligible. Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder holds our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In the opinion of Seward & Kissel LLP, it is highly unlikely that our income from time charters is treated as passive income for purposes of determining whether we are a PFIC, although there is no legal authority directly on point. This position is based principally on the view that the gross income we derive from our time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a passive foreign investment company with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Accordingly, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder’s common stock.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of ours for which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to its common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	3,431,250
Fearnley Fonds ASA	503,250
Dahlman Rose & Company, LLC	269,924
Lazard Capital Markets LLC	320,250
Knight Capital Markets LLC	25,163
DVB Capital Markets LLC	25,163

Total	4,575,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.321 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

Fearnley Fonds ASA is not a U.S. registered broker-dealer. To the extent that Fearnley Fonds ASA intends to effect sales of shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Fearnley Fonds ASA has agreed that in making any sales it will conform to the provisions of certain NASD conduct rules administered by the Financial Industry Regulatory Authority, Inc., or FINRA, to the same extent as though it were a member of FINRA.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 686,250 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $51,560,250, the total underwriters’ discounts and commissions would be $2,815,190 and the total proceeds to us would be $48,745,060.

In addition, we have agreed to reimburse the underwriters for up to $25,000 in legal expenses they incur in connection with this offering. Such reimbursement is deemed to be underwriting compensation by FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Our common stock is listed on the New York Stock Exchange under the symbol “STNG”.

We, our directors, executive officers and a member of the Lolli-Ghetti family have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act of 1934, as amended, the Exchange Act, for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made;

•	awards under our 2010 Equity Incentive Plan;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions; or

•

transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts or (ii) to limited partners or stockholders of the transferor or distributor; provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have been informed by Morgan Stanley & Co. Incorporated (“Morgan Stanley”) that Morgan Stanley bought 170,305 shares of our common stock on behalf of the underwriters of this offering at an average purchase price of $9.80 per share on November 16, 2010 in pre-stabilization activities.

The underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees and expenses.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the public offering price, up to 100,000 shares offered in this prospectus for officers, directors and affiliates of the Company. The number of shares of common stock available for sale to the general public will be reduced to the extent such person purchases such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Except for our directors and officers and who have entered into 90-day lock-up agreements as described elsewhere in this prospectus, each person buying shares through the directed share program has agreed that, for a period of 90 days from the date of this prospectus, he or she will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, subject to certain exceptions. If any of our directors, officers or affiliates purchase shares through the directed share program, the 90-day lock-up period described elsewhere in this prospectus shall govern with respect to their purchases, including with respect to any extensions thereto. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

A prospectus in electronic format may be made available on the internet sites or through other on-line services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms on-line and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders on-line. The underwriters may agree with us to allocate a specific number of shares for sale to on-line brokerage account holders. Any such allocation for on-line distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

The public offering price will be determined by negotiations between us and the representative of the underwriters. Among the factors to be considered in determining the public offering price will be our future prospects and that of our industry in general, our earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those in which we engage. The assumed public offering price set forth elsewhere in this prospectus is subject to change as a result of market conditions and other factors.

Relationships

The underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees and expenses.

On November 5, 2010, we entered into a committed term sheet with an affiliate of DVB Capital Markets LLC to finance the purchase of the STI Spirit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt Obligations and Credit Obligations—New Credit Facility.”

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2 (l)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1) (e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) (a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France: or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-l º -or- 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the common stock which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss

Code of Obligations. The common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common stock are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common stock may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(lA), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States Federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this Prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The section in this prospectus titled “Prospectus Summary” has been reviewed by Fearnley, which has confirmed to us that such section accurately describes the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus. Fearnley is also acting as an underwriter in this offering and accordingly may have a conflict of interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirement of the Exchange Act. We furnish holders of common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and make available quarterly financial information containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but are required to furnish those proxy statements to shareholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors and holders of more than 10% of our issued and outstanding common shares, which we refer to collectively as insiders, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of our common share as well as from Section 16 short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$4,097
Printing and Engraving Expenses	100,000
Legal Fees and Expenses	250,000
Accountants’ Fees and Expenses	180,000
NYSE Supplemental Listing Fee	24,000
FINRA Fee and Expenses	25,000
Miscellaneous Costs	16,903

Total	$600,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our executive office is located outside of the United States in Monaco, although we also have an office in New York. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Aframax tanker. A tanker ranging in size from 85,000 dwt to 120,000 dwt.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the vessel is not laden with cargo.

Bareboat charter. A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel’s engines, generators and boilers.

CERCLA. Comprehensive Environmental Response, Compensation and Liability Act.

Charter. The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The party that hires a vessel pursuant to a charter.

Charterhire. Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate. The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Clean petroleum products. Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or “dwt.” A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

Dirty petroleum products. Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double-hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft. Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Gross ton. A unit of weight equal to 2,240 pounds.

Handymax (also known as MR or Medium Range) tanker. A tanker ranging in size from 25,000 dwt to 50,000 dwt.

Handysize tanker: A tanker ranging in size from 10,000 dwt to 25,000 dwt.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

ISM Code. International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

ISPS Code. International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to vessels and ports.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

LR1. Abbreviation for Long Range 1 product tanker, denoting a category of vessels with cargo capacity of 60,000 to 80,000 dwt, normally used in the transportation of various refined oil products.

LR2. Abbreviation for Long Range 2 product tanker, denoting a category of vessels with cargo capacity of 80,000 to 120,000 dwt, normally used in the transportation of refined oil products, particularly naptha, and also crude oil.

Metric ton. A unit of weight equal to 1,000 kilograms.

Newbuilding. A new vessel under construction or just completed.

Off-hire. The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Panamax tanker. A tanker ranging in size from 55,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Post-Panamax. A vessel whose dimensions exceed the current maximum allowable for movement through the Panama canal.

Period charter. A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Product tanker. A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called “Clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Refined petroleum products. Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull. A hull construction design in which a vessel has only one hull.

Sister ship. Vessels of the same type and specification.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot market. The market for the immediate chartering of a vessel, usually for single voyages.

Strict liability. Liability that is imposed without regard to fault.

Suezmax tanker. Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker. Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Time charter equivalent (TCE) rates. Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

Ton. See “Metric ton.”

Ultra Large Crude Carrier (ULCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

Very Large Crude Carrier (VLCC). A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

Vessel operating costs. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3

Consolidated Income Statements for the years ended December 31, 2009, 2008 and 2007	F-4

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2009, 2008 and 2007	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2009, 2008 and 2007	F-6

Notes to the Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 and Unaudited Condensed Consolidated Balance Sheet	F-32

Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 and Unaudited Condensed Consolidated Income Statements	F-33

Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 and Unaudited Condensed Consolidated Income Statements of Changes in Shareholders’ equity	F-34

Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 and Unaudited Condensed Consolidated Cash Flow Statements	F-35

Notes to the Unaudited Condensed Consolidated Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of changes in shareholder’s equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

DELOITTE LLP

London, United Kingdom

June 24, 2010

Scorpio Tankers Inc. and Subsidiaries

Consolidated balance sheets

December 31, 2009 and 2008

		2009	2008
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		444,496	3,607,635
Accounts receivable	2	1,438,998	3,701,980
Prepaid expenses	3	583,944	39,596
Shareholder receivable	11	1,928,253	—
Inventories	4	433,428	502,514

Total current assets		4,829,119	7,851,725
Non-current assets
Vessels and drydock	5	99,594,267	109,260,102

Total assets		104,423,386	117,111,827

Current liabilities
Bank loan	8	3,600,000	3,600,000
Accounts payable	7	656,002	841,070
Accrued expenses		953,532	495,430
Shareholder payable	11	—	22,028,323
Related party payable	11	—	27,406,408
Derivative financial instruments	9	814,206	706,078

Total current liabilities		6,023,740	55,077,309
Non-current liabilities
Bank loan	8	36,200,000	39,800,000
Derivative financial instruments	9	871,104	1,935,352

Total non-current liabilities		37,071,104	41,735,352

Total liabilities		43,094,844	96,812,661
Shareholder’s equity
Issued, authorized and fully paid in share capital:
Share capital	10	55,891	55,891
Additional paid-in capital	11	46,272,339	—
Merger reserve		13,292,496	20,243,275
Retained earnings		1,707,816	—

Total Shareholder’s equity		61,328,542	20,299,166

Total liabilities and shareholder’s equity		104,423,386	117,111,827

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated income statements

For the years ended December 31, 2009, 2008 and 2007

		2009	2008	2007
	Notes	$	$	$
Revenue:
Vessel revenue	12	27,619,041	39,274,196	30,317,138
Operating expenses:
Charterhire	13	(3,072,916)	(6,722,334)	—
Vessel operating costs	14	(8,562,118)	(8,623,318)	(7,600,509)
Depreciation		(6,834,742)	(6,984,444)	(6,482,484)
Impairment of vessels	6	(4,511,877)	—	—
General and administrative expenses		(416,908)	(600,361)	(590,772)

Total operating expenses		(23,398,561)	(22,930,457)	(14,673,765)

Operating income		4,220,480	16,343,739	15,643,373
Other income/(expense)
Interest expense—bank loan		(699,115)	(1,710,907)	(1,953,344)
Realized loss on derivative financial instruments		(808,085)	(405,691)	(523,694)
Unrealized gain/(loss) on derivative financial instruments		956,120	(2,057,957)	(1,245,472)
Interest income		4,929	35,492	142,233
Other expense, net		(256,292)	(18,752)	(9,304)

Total other expense, net		(802,443)	(4,157,815)	(3,589,581)

Net income		3,418,037	12,185,924	12,053,792

Attributable to:
Equity holders of the Parent		3,418,037	12,185,924	12,053,792
Earnings per share	16
Basic		$0.61	$2.18	$2.16
Diluted		$0.61	$2.18	$2.16

For the three years ended December 31, 2009 (i) there were no sources of comprehensive income other than those shown above, and (ii) all operations were continuing.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statement of changes in shareholder’s equity

For the years ended December 31, 2009, 2008 and 2007

	Common Stock
	Number of shares	Share capital	Additional paid-in capital	Merger reserve	Retained earnings	Total
		$	$	$	$	$
Balance at January 1, 2007	5,589,147	55,891		21,881,059		21,936,950
Net income for the year	—	—	—	12,053,792	—	12,053,792
Dividends paid ($1.27 per share)	—	—	—	(7,093,500)	—	(7,093,500)

Balance at December 31, 2007	5,589,147	55,891	—	26,841,351	—	26,897,242
Net income for the year	—	—	—	12,185,924	—	12,185,924
Dividends paid ($3.36 per share)	—	—	—	(18,784,000)	—	(18,784,000)

Balance at December 31, 2008	5,589,147	55,891	—	20,243,275	—	20,299,166
Net income for the year	—	—	—	1,710,221	1,707,816	3,418,037
Dividends paid ($1.55 per share)	—	—	—	(8,661,000)	—	(8,661,000)
Capital contribution (see Note 11)	—	—	46,272,339	—	—	46,272,339

Balance at December 31, 2009	5,589,147	55,891	46,272,339	13,292,496	1,707,816	61,328,542

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated cash flow statements

For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	$	$	$
Operating activities
Net income	3,418,037	12,185,924	12,053,792

Depreciation	6,834,742	6,984,444	6,482,484
Impairment of vessels	4,511,877	—	—
Unrealized (gain)/loss on derivatives	(956,120)	2,057,957	1,245,472

	13,808,536	21,228,325	19,781,748

Changes in assets and liabilities:
Drydock payments	(1,580,826)	—	—
Decrease/(increase) in inventories	69,086	(112,778)	18,029
Decrease in accounts receivable	2,262,984	1,002,953	2,953,719
(Increase)/decrease in prepaid expenses	(4,345)	22,469	83,250
Increase in shareholder receivable	(1,928,253)	—	—
(Decrease)/increase in accounts payable	(279,628)	352,254	(354,448)
Decrease in related party payable	—	—	(8,417,500)
(Decrease)/increase in shareholder payable	(3,162,344)	2,595,226	(8,186,213)
Increase/(decrease) in accrued expenses	120,641	(250,557)	(47,812)

	(4,502,685)	3,609,567	(13,950,975)

Net cash inflow from operating activities	9,305,851	24,837,892	5,830,773
Financing activities
Dividends paid	(8,661,000)	(18,784,000)	(7,093,500)
Payments for stock offering	(207,990)	—	—
Bank loan repayment	(3,600,000)	(3,600,000)	(3,600,000)

Net cash outflow from financing activities	(12,468,990)	(22,384,000)	(10,693,500)

(Decrease)/increase in cash and cash equivalents	(3,163,139)	2,453,892	(4,862,727)
Cash and cash equivalents at January 1	3,607,635	1,153,743	6,016,470

Cash and cash equivalents at December 31	444,496	3,607,635	1,153,743

Supplemental information:
Interest paid	760,974	1,821,439	1,969,014

During 2009 there were two significant non-cash transactions (i) the legal formation of the Scorpio Tankers Inc. and subsidiaries (see Note 1) and (ii) the conversion of the related party payable and shareholder payable to equity (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together the Company) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited (“Simon” or the “Parent”). On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Simon is incorporated in Liberia and is the ultimate parent company and controlling party of the Company. Simon is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family. At December 31, 2009, the Lolli-Ghetti family owned 100% of the Company’s outstanding common shares and therefore maintained a controlling interest in the Company. See Note 10 which describes a change in control as a result of the Company's initial public offering.

Business

The Company’s fleet at December 31, 2009 consisted of three wholly-owned Panamax tankers engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.

The Company’s vessels, as described in Note 11, are commercially managed by Scorpio Commercial Management S.A.M. (SCM), which is owned by members of the Lolli-Ghetti family. SCM’s services include securing employment for the Company's vessels in a pool, in the spot market, or on time charters.

The Company’s vessels, as described in Note 11, are technically managed by Scorpio Ship Management S.A.M. (SSM), which is also owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company’s vessels such as drydocks and vetting/inspection under a technical management agreement.

Prior to December 2009, SSM also provided administrative services directly to the Company. In December 2009, the Company signed an administrative services agreement with Liberty Holding Company Ltd. (Liberty), a subsidiary of Simon. Since December 2009, SSM has provided administrative services on behalf of Liberty to the Company. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space.

The Company pays their managers fees for these services and reimburses them for direct or indirect expenses that they incur in providing these services to the Company.

Basis of accounting

The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represents a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company throughout all periods shown. As such, this business combination is outside the scope of IFRS 3 (2004), “Business Combinations”, and for the years ended December 31, 2009, 2008 and 2007 the results have therefore been prepared using the principles of merger accounting. Under this method:

•

the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on combination;

•

the results and cash flows of all the combining entities are brought into the consolidated financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

•

the difference between the historical carrying amount of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve. The share capital as of December 31, 2008 and 2007 represents the share capital of Scorpio Tankers Inc. as if Scorpio Tankers Inc. has been incorporated throughout the periods presented. The remaining difference between historical carrying amount of net assets transferred and consideration paid was recognized in a merger reserve.

•	Any profits recognized after the October 1, 2009 reorganization have been recognized in equity within retained earnings.

Subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

Company	Vessel	Percent owned	Incorporated in
Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands
Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands
Venice Shipping Company Limited(A)	Venice	100%	The Republic of the Marshall Islands

All inter-company transactions, balances, income and expenses are eliminated on combination. There have been no cost allocations from Simon, as all costs of doing business have been included in the operations of the subsidiaries.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting for the reasons outlined in the “Liquidity Risk” section of Note 17.

Significant Accounting Policies

Common control transactions

The assets and liabilities transferred from entities under common control are recorded at the transferor’s carrying values. Any difference between the carrying value of the net assets acquired, and the consideration paid by the Company is accounted for as an adjustment to shareholder’s equity. The net assets transferred and their results are recognized from the date on which control was obtained by the ultimate controlling party.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of time charter revenue and pool revenue. Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

(i)	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

(ii)	the number of days the vessel participated in the pool in the period.

The Company recognizes pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. The Company receives estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, the Company receives a report from the pool which identifies the number of days the vessel participated in the pool, the total Pool Points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. The Company reviews the quarterly report for consistency with each vessel's pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with the Company’s external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in the Company’s financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Interest receivable is accrued on a time basis and includes interest earned on cash deposits.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the reorganization described under “Basis of Accounting” was effective during the period. In addition, the stock split described in Note 10 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. For the years ended December 31, 2009, 2008 and 2007, the Company had no potentially dilutive common shares.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Operating leases

Costs in respect of operating leases are charged to the consolidated income statement on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which the company operates (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, the results and financial position of the Company are also expressed in U.S. dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated income statement. The amount charged to the consolidated income statement during 2009 was a loss of $36,626, a gain of $43,937 in 2008 and a loss of $17,433 in 2007.

Segment reporting

In previous periods, in accordance with IAS 14 “Segment Reporting”, the Company has reported one business segment and one geographical segment since (i) all of the vessels are Panamax vessels that transport oil and refined petroleum products and (ii) all of the vessels can trade in the international shipping market and are not limited to specific parts of the world.

The Company has adopted IFRS 8 “Operating Segments” on January 1, 2009. This standard replaces the risks and rewards approach of IAS 14 with the concept of “operating segments”. An operating segment is a component of an entity:

a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	for which discrete financial information is available.

Adoption of this standard has not resulted in any change to the Company’s reportable segments. Historically, the chief operating decision makers of Simon did not evaluate the operating results of the Company on a discrete basis including on an individual subsidiary or individual vessel basis or by distinct geographical locations. Rather, operating results for the Company have been assessed on an aggregated owned vessel basis. The chief operating decision makers of the Company expect to continue to evaluate the operating results of the Company on an aggregated consolidated basis. Thus, the Company has determined that it operates under one reportable segment.

For the years ended December 31, 2009 and 2008, the Company had revenue from three customers (the Pool and the time charterers for Noemi and Senatore) in excess of 10%. For the year ended December 31, 2007, the

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Company had revenue from two customers (the Pool and the time charterer for Noemi) in excess of 10%. See Note 12 for a breakdown of the revenue for each of these periods. It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market, as noted above.

Vessels and drydock

The fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. The estimated useful life of each vessel is 20 years. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date with changes accounted for in the period of change and in future periods. See Note 5 for discussion of changes in the residual values during the period.

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 48 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock.

For an acquired or newly built vessel, a portion of the vessels cost is allocated to the components expected to be replaced or re-furbished at the next drydock. This notional drydock cost is estimated by the Company, based on the expected costs related to the first-coming drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock asset is amortized on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. The Company estimates the period between drydocks to be 30 months except for the drydock portion of a newly built vessel, which is amortized over 48 months. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

Impairment of vessels and drydock

At each balance sheet date, the Company reviews the carrying amount of its vessels and drydock to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock is estimated in order to determine the extent of the impairment loss (if any). The Company treats each vessel and the related drydock as a cash generating unit.

Recoverable amount is the higher of the fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realisable value. Cost is determined by an average of the three last purchases, which is considered to be materially equivalent to a weighted average basis. Stores and spares are charged to vessel operating costs when purchased.

Financial instruments

Financial assets and financial liabilities are recognized in the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Financial assets

All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or

•	it is a part of an identified portfolio of financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 17.

Receivables

Amounts due from the pool and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial re-organization.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with maturities of three months or less from the date of acquisition, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss as the Company chooses not to disclose the effective interest rate for debt instruments that are classified as at fair value through profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 17.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability. It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.

Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to interest rates. Further details of derivative financial instruments are disclosed in Notes 9 and 17 to the consolidated financial statements.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Company has 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights. See Note 10 for details of a stock split after the balance sheet date which has been retroactively reflected in these financial statements.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Company’s best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Dividends

A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

Dividend per share presented in these consolidated financial statements is calculated by dividing the aggregate dividends declared by all of Scorpio Tankers Inc’s subsidiaries by the number of Scorpio Tankers Inc shares assuming these shares have been outstanding throughout the periods presented.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements and estimates are as follows:

Revenue recognition

We currently generate all of revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters. Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Vessel impairment

The Company evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Company obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. The estimated useful life of each vessel is 20 years from date of initial delivery from the

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

shipyard. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the year end. See Note 5 for discussion of changes in the residual values during the period.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

The Company recognizes drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Standards and interpretations in issue not yet adopted

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IFRS 2 (amended)	Share-based payments

IFRS 3 (revised 2008)	Business Combinations

IFRS 9	Financial Instruments

IAS 27 (revised 2008)	Consolidated and Separate Financial Statements

IAS 28 (revised 2008)	Investments in Associates

IFRIC 12	Service Concession Arrangements

IFRIC 17	Distributions of Non-cash Assets to Owners

IFRIC 18	Transfers of Assets from Customers

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Improvements to IFRSs (April 2009)

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

1.    General information and significant accounting policies (continued)

The directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Company except for the treatment of acquisition of subsidiaries and associates when IFRS 3 (revised 2008), IAS 27 (revised 2008) and IAS 28 (revised 2008) come into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009.

2.    Accounts receivable

	As of December 31,
	2009	2008
	$	$
Scorpio Panamax Tanker Pool Limited	1,133,030	3,581,581
Other receivables	305,968	120,399

	1,438,998	3,701,980

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 11.

The Company considers that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2009 and December 31, 2008, no material receivable balances were past due or impaired.

3.    Prepaid expenses

	As of December 31,
	2009	2008
	$	$
Initial public offering fees	540,054	—
Other prepayments	43,890	39,596

	583,944	39,596

The initial public offering fees are fees incurred prior to December 31, 2009 related to the Company’s initial public offering of its common shares, which was completed on April 6, 2010 (see Note 10). The fees include professional fees (legal and accounting) and other fees totalling 540,054 which were directly attributable to the issuance of the new shares. These fees will be recorded as a reduction to the additional paid in capital of the common stock in April 2010. Additional fees of $241,475 which relate to the listing of the Company's pre-existing shares were charged to the 2009 income statement within “Other expenses, net”.

4.    Inventories

	As of December 31,
	2009	2008
	$	$
Lubricating oils	422,153	465,643
Other	11,275	36,871

	433,428	502,514

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

5.    Vessels and drydock

	Vessels	Drydock	Total
	$	$	$
Cost
As of January 1, 2009	138,713,588	2,105,847	140,819,435
Addition	—	1,680,784	1,680,784
Drydock write off(1)	—	(2,105,847)	(2,105,847)

As of December 31, 2009	138,713,588	1,680,784	140,394,372

Accumulated depreciation and impairment
As of January 1, 2009	(29,718,644)	(1,840,689)	(31,559,333)
Charge for the year	(6,268,981)	(565,761)	(6,834,742)
Impairment (See Note 6)	(4,511,877)	—	(4,511,877)
Drydock write off(1)	—	2,105,847	2,105,847

As of December 31, 2009	(40,499,502)	(300,603)	(40,800,105)

Net book value
As of December 31, 2009	98,214,086	1,380,181	99,594,267

	Vessels	Drydock	Total
	$	$	$
Cost
As of January 1, and December 31, 2008	138,713,588	2,105,847	140,819,435

Accumulated depreciation and impairment
As of January 1, 2008	(23,267,993)	(1,306,896)	(24,574,889)
Charge for the year	(6,450,651)	(533,793)	(6,984,444)

As of December 31, 2008	(29,718,644)	(1,840,689)	(31,559,333)

Net book value
As of December 31, 2008	108,994,944	265,158	109,260,102

(1)

Drydock write off represents the write off of drydock costs that were fully depreciated during the year. The Noemi and Senatore were drydocked as scheduled in 2009 for a total cost of $1,680,784 of which $1,580,826 had been paid by December 31, 2009.

Collateral agreements

Noemi and Senatore with an aggregated net book value as of December 31, 2009 of $77,404,810 and $85,328,080 as of December 31, 2008 were provided as collateral under a loan agreement dated May 17, 2005 (the “2005 Credit Facility”). See Note 8 for full details as to the nature of this collateral. On April 9, 2010, the Company repaid all borrowings under the 2005 Credit Facility and consequently these vessels are no longer collateralized under this agreement (see Note 18).

Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty and a third party. Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor had they had a relationship with the third party involved. At the request of Liberty, in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty providing other collateral in place of the Venice. Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

5.    Vessels and drydock (continued)

Changes in estimated residual values

As described in Note 1, General information and significant accounting policies, Vessels and drydock, depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of vessels from date of delivery. The residual value of vessels is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date. Where there is a significant change in the estimated residual value, the resulting effect on depreciation expense is accounted for in the period of change and in future periods.

In accordance with this accounting policy and due to the volatility in scrap rates during the periods presented, the Company changed the estimated residual values of its vessels at each of the years ended December 31, 2009, 2008 and 2007. The change in the estimated residual value at December 31, 2007 resulted in a decrease in depreciation expense of $717,082 in the year ended December 31, 2007 as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2006. The change in the estimated residual value at December 31, 2008 resulted in an increase in depreciation expense of $615,506 in the year ended December 31, 2008, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2007. The changes in the estimated residual values at December 31, 2009 resulted in a decrease in depreciation expense of $96,274 in the year ended December 31, 2009, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2008.

Scrap market rates are historically volatile and therefore it is impracticable for the Company to estimate the effect of further changes in the scrap market rate and the residual values of the vessels on the Company’s depreciation expense in periods subsequent to December 31, 2009.

6.    Impairment of vessels

At the end of each reporting period, the Company evaluates the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, the Company considers certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. In the nine months ended September 30, 2009, the charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These were both conditions that the Company considered indicators of a potential impairment, and therefore the Company performed an impairment test as of September 30, 2009 for each vessel to determine if any impairment loss had occurred.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

6.    Impairment of vessels (continued)

To test for impairment, the Company estimated the recoverable amount by determining the higher of fair value less costs to sell and value in use for each vessel as of September 30, 2009. The fair value less costs to sell was estimated by adding (i) the charter free market value of the vessel and (ii) the discounted value of each vessel's time charter, which is the difference between each vessel’s time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, the Company took into consideration the estimated valuations provided by an independent ship broker. In assessing value in use, the estimated future cash flows of each vessel were discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the vessel for which the estimates of future cash flows have not been adjusted.

As a result of the test, the Company determined the recoverable amount of each vessel to be the fair value less costs to sell. The recoverable amounts of Noemi and Senatore were below the carrying values. This resulted in an impairment loss of $4,511,877 for Noemi and Senatore which was recognized as a loss in the unaudited condensed consolidated income statement for the period ended September 30, 2009 and a reduction in the carrying value of the vessels at that date.

At December 31, 2009, the Company considered certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions and concluded that there were no indications of a further deterioration in the recoverable amount of the vessels and drydock costs in the quarter ended December 31, 2009.

7.    Accounts payable

	As of December 31,
	2009	2008
	$	$
Suppliers	656,002	711,226
Scorpio Panamax Tanker Pool Limited	—	129,844

	656,002	841,070

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 11.

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. The Company considers that the carrying amount of accounts payable approximate to their fair value.

8.    Bank loan

Two of Scorpio Tankers Inc.’s wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc. The initial amount of the 2005 Credit Facility was $56,000,000, consisting of two tranches, one for each vessel-owning subsidiary. Each tranche is repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40thinstallment of each tranche (due on May 18, 2015).

Interest on the 2005 Credit Facility is currently payable at US$ LIBOR plus 0.70%. The facility includes a variety of restrictive operating covenants including a loan to value financial covenant and a change of control covenant. The Company was in compliance with all of its financial covenants as of December 31, 2009.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

8.    Bank loan (continued)

As security for the loan the lender has:

a)	a first preferred mortgage on Senatore and Noemi; and

b)	an assignment of the earnings and any insurance proceeds on Senatore and Noemi.

	As of December 31,
	2009	2008
	$	$
Current portion	3,600,000	3,600,000
Non-current portion	36,200,000	39,800,000

	39,800,000	43,400,000

On April 6, 2010, we completed an initial public offering of its common shares (see Note 18). With a portion of the net proceeds from the offering, on April 9, 2010, we repaid the remaining balance of $38,900,000 under the 2005 Credit Facility (there was a payment of principal of $900,000 in February 2010).

Also, in connection with the offering noted above, the Company entered into a new credit facility for the potential acquisition of vessels (see Note 18 for a description of the new terms of this facility).

9.    Derivative financial instruments

The Company is exposed to interest rate risk on the 2005 Credit Facility due to changes in market interest rates. In order to fix the interest rate of the 2005 Credit Facility, Senatore Shipping Company Limited and Noemi Shipping Company Limited each signed an amortizing interest rate swap with The Royal Bank of Scotland plc on April 15, 2005 for an initial notional amount of $56,000,000.

On February 15, 2007, these swap contracts were amended by reducing the then notional amount by 50% to $24,850,000. As a result of the amendment, the Company received $366,000, which was recognized in the 2007 consolidated income statement within the realized loss on derivative financial instruments.

The notional interest rate swap amount was $19,900,000 as of December 31, 2009, $21,700,000 as of December 31, 2008 and $23,500,000 as of December 31, 2007. The Company has not elected to apply hedge accounting for these swaps.

The carrying value (liability) of the Company’s interest rate swaps is as follows:

	As of December 31,
	2009	2008
	$	$
Current portion	(814,206)	(706,078)
Non-current portion	(871,104)	(1,935,352)

	(1,685,310)	(2,641,430)

These instruments are carried at fair value through profit and loss. See Note 17 for further details.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

9.    Derivative financial instruments (continued)

On April 6, 2010, we completed an initial public offering of its common shares (see Note 18). With a portion of the net proceeds from the offering, on April 9, 2010, we settled the outstanding portion of the interest rate swap, for a payment of $1,850,000.

10.    Common shares

At December 31, 2009, the Company had 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

On March 17, 2010, the board of directors amended and restated the Articles of Incorporation to (i) authorize 275,000,000 registered shares of which 250,000,000 were designated as common shares with a par value of $0.01 and 25,000,000 were designated as preferred shares with a par value of $0.01, and (ii) authorize a stock split of 3,726.098 to 1 for the issued and outstanding common shares, which increased the number of shares from 1,500 common shares issued and outstanding to 5,589,147 common shares issued and outstanding. All common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented, to give effect to the stock split.

On April 6, 2010, we completed an initial public offering of its common shares on the New York Stock Exchange. In connection with the offering, the Company issued and sold 12,500,000 additional common shares. On May 4, 2010, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 450,000 shares. Net proceeds from the issuance of the common shares of 12,950,000, including the over-allotment, were $155.0 million Prior to the offering, the Lolli-Ghetti Family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, is a member, owned 100% of our outstanding common shares and maintained a controlling interest in Scorpio Tankers Inc. As a result of the offering, the exercise of the underwriters’ over-allotment and the issuance of restricted shares (see Note 18), the Lolli-Ghetti Family now owns 30% of our common stock and no longer maintains a controlling interest (see Note 18).

11.    Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by members of the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated income statements are as follows:

	For the year ended December 31,
	2009	2008	2007
	$	$	$
Vessel revenue from pools(A)	10,415,332	20,980,233	19,759,614
Vessel revenue from time charters(B)	8,288,767	8,879,913	8,273,324
Vessel operating costs(C)	(600,000)	(765,422)	(739,994)
General and administrative expenses(D)	(344,162)	(619,421)	(536,910)

(A)	These transactions relate to revenue earned in the Scorpio Panamax Tanker Pool (the Pool). The Pool is operated by Scorpio Panamax Tanker Pool Limited, which is a subsidiary of Simon.
(B)	The revenue earned was for Noemi's time charter with King Dustin, which is 50% jointly controlled by a Simon subsidiary. The time charter began in January 2007 and expires in January 2012.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

11.    Related party transactions (continued)

(C)

These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated income statement. The Company's fees under technical management arrangements with SSM were not at market rates for the years ended December 31, 2008 and 2007. The Company estimates that its technical management fees for the years ended December 31, 2008 and 2007 would have been $601,704 and $600,060, respectively, and would have increased net income for the periods by $163,718 and $139,934, respectively, had the Company operated as an unaffiliated entity. The Company's estimate is based upon the rates charged to third party participants by SSM in 2007 and 2008.

The Company believes its technical management fees for the year ended December 31, 2009 were at market rates. Additionally, in December 2009, the Company signed a Technical Management Agreement for each ship with SSM. Each ship will pay $548 per day for technical management. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

(D)

These transactions represent commercial management fees charged by SCM (prior to October 1, 2009, a Simon subsidiary, and from October 1, 2009, a related party affiliate) and administrative fees charged by SSM and are both included in general and administrative expenses in the consolidated income statement.

•

The Company incurred commercial management fees of $70,418, $37,996 and $56,287 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company’s commercial management fees for vessels not in the Pool were not at market rates in 2009, 2008 and 2007. The Company estimates that its commercial management fees for the years ended December 31, 2009, 2008 and 2007 would have been $397,546, $411,675 and $240,219, respectively, and would have decreased net income for the periods by $327,128, $373,679 and $183,932, respectively, had the Company operated as an unaffiliated entity. The Company's estimate is based upon the rates charged to third party participants in the Pool for 2009, 2008 and 2007.

In December 2009, the Company signed the commercial management agreement with SCM. Each of the vessels will pay $250 per day and 1.25% of their revenue when the vessels are not in the Pool. When the Company's vessels are in the Pool, SCM, the pool manager, charges all vessels in the Pool (including third party participants) $250 per day and 1.25% of their revenue. The Company therefore believes that the commercial management agreement represents a market rate for such services.

•

The Company incurred administrative services fees of $273,744, $581,425 and $1,042,203 for the years ended December 31, 2009, 2008 and 2007, respectively. The administrative fee included services for accounting, administrative, information technology and management of the Company. The Company’s fees under administrative services arrangements may not have been at market rates. The Company cannot estimate what the cost would have been if we operated as an unaffiliated party, but believes the costs for the years ended December 31, 2009, 2008 and 2007 were reasonable and appropriate for the services provided.

Prior to December 2009, SSM provided administrative services directly to the Company. In December 2009, the Company signed an administrative services agreement for each vessel with Liberty. The Company will pay the administrator (Liberty) a fixed monthly fee

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

11.    Related party transactions (continued)

calculated at cost with no profit for providing the Company with administrative services, and will reimburse it for the reasonable direct or indirect expenses it incurs in providing the Company with such services. The Company will also pay the administrator a fee for arranging vessel purchases and sales, on behalf of the Company, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. SSM continues to provide administrative services to the Company under this agreement, but now does so on behalf of Liberty.

The Company had the following assets and liabilities with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2009	2008
	$	$
Assets:
Accounts receivable (Note 2)	1,133,030	3,581,581
Shareholder receivable(E)	1,928,253	—

Liabilities:
Accounts payable (Note 7)	—	129,844
Related party payable(F)	—	27,406,408
Shareholder payable(G)	—	22,028,323

(E)

During December 2009, the Company advanced $1,928,253 to the shareholder, which was a receivable on the Balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid to the Company in the first quarter of 2010.

(F)

The related party payable at December 31, 2008 and 2007 was $27,406,408 and was owed to a subsidiary of Simon. The payable was repayable upon demand and was non-interest bearing and unsecured. The outstanding balance as of November 18, 2009 of $27,406,408 was converted to equity as a capital contribution.

(G)

The shareholder payable was owed to Simon. Historically, the Company and Simon transferred cash depending on the need of each entity and the excess cash available. The payable was non-interest bearing and unsecured. On November 18, 2009, the outstanding balance of $18,865,931 was converted to equity as a capital contribution; therefore, the Company had no outstanding liability to Simon as of December 31, 2009.

Key management remuneration

Executive management of the Company was provided by a related party affiliate and included in the management fees described in (D) above. The Company did not have any employees throughout the periods presented. If the Company was not part of Simon, and had the same ownership structure and a contract for administrative services, the Company estimates its general and administrative costs would have been comparable with the general and administrative costs presented on the consolidated income statement for the years ended December 31, 2009, 2008 and 2007.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

12.    Vessel revenue

During 2009, 2008 and 2007, the Company had two vessels that were time chartered out. The remaining revenue was from vessels operating in the Pool.

Revenue sources

	For the year ended December 31
	2009	2008	2007
	$	$	$
Time charter revenue:
Noemi	8,288,767	8,878,913	8,273,324
Senatore	8,914,942	9,415,050	2,284,200
Pool revenue	10,415,332	20,980,233	19,759,614

	27,619,041	39,274,196	30,317,138

Time charter out contracts (i):

	Time Charter Out
Vessel	Start	End (ii)	Daily rate
Noemi	Jan. 2007	Jan. 2012	$24,500
Senatore	Sept. 2007	Sept. 2010	$26,000

(i)	When Noemi and Senatore were not on time charter, the vessels participated in the Pool.
(ii)	The time charter contracts terminate plus or minus 30 days from the end date.

The estimated minimum future time charter revenue to be received is as follows:

	As of December 31
	2009	2008	2007
	$	$	$
Within 1 year	16,144,500	18,432,500	18,483,000
Between 1 and 5 years	9,457,000	25,601,500	44,034,000

	25,601,500	44,034,000	62,517,000

13.    Charter hire expense

On May 29, 2008, one of the vessels owned by the Company that was chartered out was chartered-in until May 1, 2009 at a rate of $26,750 per day and treated as an operating lease. The vessel operated in the Pool until the time charter ended on May 1, 2009. The time charter contract also included a profit and loss sharing arrangement where (i) the Company agreed to pay 50% of the vessel's earnings from the pool in excess of $26,750 per day (an increase in charter hire expense) to the charterer, and (ii) the charterer agreed to pay 50% of the vessel's earnings from the Pool below $26,750 per day (a decrease in charter hire expense). The profit sharing arrangement resulted in additional income of $108,426 in 2009, and an expense of $1,007,000 in 2008.

The minimum lease payments (excluding any adjustment for the profit and loss arrangement) as of December 31, 2008 for 2009 were $4,012,500. There were no payments due after May 2009.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

13.    Charter hire expense (continued)

Prior to the charter in arrangement described above, the Company has not historically entered into any other charter in agreements. Since the completion of the charter-in arrangement in May 2009, the Company has not entered into any similar arrangements and does not expect to enter into any future charter-in arrangements.

14.    Vessel operating costs

Vessel operating costs primarily represents crew related costs, stores, routine maintenance and repairs, insurance, technical management fees, and other related costs. The procurement of these services is managed on the Company’s behalf by its technical manager, SSM (see Note 11).

15.    Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, the Company did not have any tax charges, benefits, or balances at December 31, 2009, 2008 and 2007.

16.    Earnings per share

The calculation for both basic and diluted earnings per share is based on net income attributable to equity holders of the parent of $ 3,418,037 in 2009 ($12,185,924 in 2008 and $12,053,792 in 2007) and a weighted average number of ordinary shares of 5,589,147 in 2009 (5,589,147 in 2008 and 2007). There were no dilutive instruments in any of these periods.

17.    Financial instruments

Funding and capital risk management

The Company manages its funding and capital resources to ensure the Company's ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

The Company does not currently have any gearing targets and is not subject to externally imposed capital requirements.

Categories of financial instruments

	Carrying value As of December 31
	2009$	2008$
Financial assets
Cash and cash equivalents	444,496	3,607,635
Loans and receivable	3,367,251	3,701,980

Financial liabilities
Fair value through profit and loss—Derivative financial instruments	1,685,310	2,641,430
Other liabilities	41,409,534	94,171,231

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

17.    Financial instruments (continued)

Derivative financial instruments, comprised solely of interest rate swaps, are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 7 requires classification of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 7, the fair value measurement for the interest rate swap is classified as level 2.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

Financial risk management objectives

The Company identifies and evaluates significant risks on an ongoing basis with the objective of managing the sensitivity of the Company’s results and financial position to those risks. These risks include market risk, credit risk and liquidity risk.

The use of financial derivatives is governed by the Company's policies approved by the board of directors.

Market risk

The Company’s activities expose it to the financial risks of changes in interest rates. See Note 9 for a description of the interest rate risk.

The Company enters into interest rate swaps to mitigate the risk of rising interest rates.

The consolidated income statement includes the following material items in respect of such instruments:

	For the year ended December 31
	2009	2008	2007
	$	$	$
Realized loss on interest rate swaps	808,085	405,691	523,694
Unrealized (gain)/loss on interest rate swaps	(956,120)	2,057,957	1,245,472

	(148,035)	2,463,648	1,769,166

Sensitivity analysis—Interest rate swap

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

17.    Financial instruments (continued)

If interest rates had been 1% higher/lower and all other variables were held constant, the Company’s net income for the year ended December 31, 2009 would have decreased/increased by $1.0 million (2008: decreased/increased by $1.0 million and 2007: decreased/increased by $1.1 million). This is mainly attributable to the Company’s exposure to interest rate movements for the portion of the 2005 Credit Facility that is not hedged by the interest rate swap (see Note 8 and Note 9).

Credit risk

Credit risk is the potential exposure of the Company to loss in the event of non-performance by customers and derivative instrument counterparties.

Accounts receivable are generally not collateralized; however, the Company believes that the credit risk is partially offset by the creditworthiness of the Company’s counterparties including the commercial and technical managers. The Company did not experience material credit losses on its accounts receivables portfolio in the years ended December 31, 2009, 2008 and 2007.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral obtained. The Company did not experience any impairment losses on financial assets in the years ended December 31, 2009, 2008 and 2007.

The Company monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from counterparties.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

The Company manages liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.

Current economic conditions make forecasting difficult, and there is the possibility that the Company’s actual trading performance during the coming year may be materially different from the Company's expectations.

Based on internal forecasts and projections that take into account reasonably possible changes in the Company’s trading performance, the Company believes that the Company has adequate financial resources to continue in operation for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing the Company’s financial statements.

Remaining contractual maturity on secured bank loan (Note 8)

The following tables detail the Company’s remaining contractual maturity for its secured bank loan. The amounts have been drawn up based on the undiscounted cash flows of the financial liability based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

17.    Financial instruments (continued)

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31
	2009	2008
	$	$
Less than 1 month	—	—
1-3 months	1,273,280	238,320
3 months to 1 year	3,757,572	3,977,818
1-5 years	18,786,996	20,986,779
5+ years	22,200,479	22,813,613

	46,018,327	48,016,530

Liquidity analysis on interest rate swap

The following table details the Company’s liquidity analysis for its interest rate swap. The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instrument that settles on a net basis. As the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31
	2009	2008
	$	$
Less than 1 month	—	—
1-3 months	(92,557)	(146,472)
3 months to 1 year	(262,232)	(563,627)
1-5 years	(1,087,784)	(1,716,177)
5+ years	(99,301)	(334,697)

	(1,541,874)	(2,760,973)

18.    Subsequent events

Initial public offering

On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share. The stock trades on the New York Stock Exchange under the symbol STNG. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $149.6 million.

On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.4 million, after deducting underwriters’ discounts, when the underwriters in the Company’s initial public offering partially exercised their over-allotment option.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

18.    Subsequent events (continued)

Restricted stock issuance

On June 18, 2010, we issued 559,458 shares of restricted stock to the executive officers. The share price at the date of issue was $10.99 per share, and the restricted stock has an exercise price of $0.00 per share. The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. These shares were approved prior to the initial public offering, and the IFRS 2 expense in the future periods will be:

•	$922,124 for the year ended December 31, 2010

•	$1,702,383 for the year ended December 31, 2011

•	$1,702,383 for the year ended December 31, 2012

•	$1,151,776 for the year ended December 31, 2013

•	$562,848 for the year ended December 31, 2014

•	$106,929 for the year ended December 31, 2015

On June 18, 2010, we issued 9,000 shares to our independent directors. The share price at the date of issue was $10.99 per share, and the restricted stock has an exercise price of $0.00 per share. The total value of restricted stock for the directors is $98,910. These shares vest on April 6, 2011 and were approved prior to the initial public offering.

Outstanding Shares

As a result of the issuance of the new shares, the number of issued and authorized shares increased from 5,589,147 to 19,107,605 as of June 23, 2010. The Lolli-Ghetti Family, of which Mr. Lauro, our Chairman and Chief Executive Officer, is a member, now owns 30% of the Company's existing shares.

New credit facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, or the lead arrangers, for a senior secured term loan facility of up to $150 million. Borrowings under the credit facility are available until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to finance the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may at any time own one or more of our initial vessels, will act as guarantors under the credit facility. As of June 23, 2010, we have drawn down $19.0 million under this facility.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

18.    Subsequent events (continued)

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•

Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and periods thereafter the ratio shall be calculated on a trailing four quarter basis.

•

Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of our initial public offering shall at all times be no less than the higher of (i) US$ 2,000,000 per vessel or (ii) US$ 10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$ 1,000,000 per vessel or (ii) US$ 10,000,000.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

Vessel acquisitions

On June 9, 2010, we announced that we took delivery of three products tanker vessels that were previously agreed to be acquired. Two of the tankers are LR1 ice class 1A sister ships, STI Harmony and STI Heritage, which were acquired for an aggregate price of $92.0 million, which includes an estimated $2.5 million related to the value of the existing time charter contracts. The third vessel delivered was STI Conqueror, which is an ice class 1B ship, and was acquired for $26.0 million.

The Company has agreed to acquire three additional Handymax tankers that are scheduled to be delivered by the end of September 2010 for an aggregate price of $73.0 million.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Six Months Ended June 30, 2010 and 2009

Unaudited Condensed Consolidated

Balance Sheets

	Notes	As of
		June 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents		$12,115,617	$444,496
Accounts receivable		3,355,253	1,438,998
Prepaid expenses		515,570	583,944
Shareholder receivable		—	1,928,252
Inventories		1,300,903	433,428

Total current assets		17,287,343	4,829,118
Non-current assets
Vessels and drydock	2	213,128,282	99,594,267
Deposits on vessels		7,300,000	—
Acquired time charter contracts		1,935,107	—

Total non-current assets		222,363,389	99,594,267

Total assets		$239,650,732	$104,423,385

Current liabilities
Bank loan	7	1,679,662	3,600,000
Accounts payable		4,140,349	656,002
Accrued expenses		814,432	953,531
Derivative financial instruments		—	814,206

Total current liabilities		6,634,443	6,023,739
Non-current liabilities
Bank loan	7	15,277,447	36,200,000
Derivative financial instruments	8	—	871,104

Total non-current liabilities		15,277,447	37,071,104

Total liabilities		21,911,890	43,094,843

Shareholders’ equity
Issued, authorized and fully paid in share capital
Share capital	5	191,076	55,891
Additional paid-in capital	5	200,982,948	46,272,339
Merger reserve		13,292,496	13,292,496
Retained earnings		3,272,322	1,707,816

Total shareholders’ equity		217,738,842	61,328,542

Total liabilities and shareholders’ equity		$239,650,732	$104,423,385

The accompanying notes are an integral part of these condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Six Months Ended June 30, 2010 and 2009

Unaudited Condensed Consolidated

Income Statements

	Notes	For the Six Months Ended June 30,
		2010	2009
Revenue:
Vessel revenue	4	$13,417,728	$16,249,549
Operating expenses:
Vessel operating costs		(5,306,774)	(4,564,664)
Voyage expenses		(373,409)	—
Charter hire		—	(3,181,342)
Depreciation		(3,301,492)	(3,556,522)
General and administrative expenses		(1,499,893)	(181,440)

Total operating expenses		(10,481,568)	(11,483,968)

Operating income		2,936,160	4,765,581

Other (expense) and income, net:
Interest expense—bank loan		(696,565)	(446,394)
Realized loss on derivative financial instruments		(279,560)	(363,356)
Unrealized gain on derivative financial instruments		—	896,398
Interest income		29,393	4,131
Other expense, net		(424,922)	(7,680)

Total other (expense) and income, net		(1,371,654)	83,099

Net Income		$1,564,506	$4,848,680

Attributable to:
Equity holders of the parent		$1,564,506	$4,848,680
Earnings per share:
Basic	6	$0.13	$0.87
Diluted	6	$0.13	$0.87

There were no sources of comprehensive income in either period other than those shown above. All operations were continuing in both periods.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Six Months Ended June 30, 2010 and 2009

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Common Stock		Additional paid-in capital	Merger reserve	Retained earnings	Total
	Number of shares	Share capital
		$		$	$	$
Balance as of January 1, 2009	5,589,147	55,891	—	20,243,275	—	20,299,166
Net income for the period	—	—	—	4,848,680	—	4,848,680
Capital contribution	—	—	46,272,339	—	—	46,272,339
Dividends paid ($0.78 per share)	—	—	—	(4,336,500)	—	(4,336,500)

Balance as of June 30, 2009	5,589,147	55,891	46,272,339	20,755,455	—	67,083,685

Balance as of January 1, 2010	5,589,147	55,891	46,272,339	13,292,496	1,707,816	61,328,542
Net income for the period	—	—	—	—	1,564,506	1,564,506
Net proceeds from initial public offering	12,950,000	129,500	154,642,211	—	—	154,771,711
Issuance of restricted shares	568,438	5,685	(5,685)	—	—	—
Amortization of restricted shares	—	—	74,083	—	—	74,083

Balance as of June 30, 2010	19,107,605	191,076	200,982,948	13,292,496	3,272,322	217,738,842

The accompanying notes are an integral part of these condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Six Months Ended June 30, 2010 and 2009

Unaudited Condensed Consolidated Cash Flow Statements

	For the Six Months Ended June 30,
	2010	2009
	$	$
Operating activities
Net income	1,564,506	4,848,680
Depreciation	3,301,492	3,556,522
Amortization of restricted stock	74,083	—
Amortization of deferred financing fees	34,625	—
Amortization of acquired time charter contracts	409,388	—
Unrealized loss/(gain) on derivatives	164,690	(896,398)

	5,548,784	7,508,804

Changes in assets and liabilities:
Drydock payments	—	(445,161)
Increase in inventories	(867,475)	(37,296)
(Increase)/decrease in accounts receivable	(1,916,255)	1,513,680
Decrease/(increase) in prepaid expenses	68,373	(46,853)
Increase in accounts payable	3,484,347	591,840
Decrease in accrued expenses	(139,101)	(222,788)
Interest rate swap termination payment	(1,850,000)	—
Increase/(decrease) in shareholder receivable	1,928,253	(5,471,923)

	708,142	(4,118,501)

Net cash inflow from operating activities	6,256,926	3,390,303

Investing activities
Acquisition of vessels	(116,835,505)	—
Acquisition of time charter contracts	(2,344,495)	—
Deposits on vessels	(7,300,000)	—

Net cash outflow from investing activities	(126,480,000)	—

Financing activities
Dividends paid	—	(4,336,500)
Bank loan repayment	(39,800,000)	(1,800,000)
Proceeds of long term debt	19,000,000	—
Debt issuance fees	(2,077,517)	—
Net proceeds from issuance of common stock	154,771,711	—

Net cash inflow/(outflow) from financing activities	131,894,194	(6,136,500)

Increase/(decrease) in cash and cash equivalents	11,671,120	(2,746,197)
Cash and cash equivalents at January 1,	444,497	3,607,635

Cash and cash equivalents at June 30,	12,115,617	861,438

Supplemental information:
Interest paid	299,191	843,862

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

1.    General information and significant accounting policies

Company

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited (Simon). On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets.

On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share. The stock trades on the New York Stock Exchange under the symbol STNG. After deducting underwriters' discounts and paying offering expenses, the net proceeds were approximately $149.6 million. On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts, when the underwriters in our initial public offering partially exercised their over-allotment option.

Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). Simon is incorporated in Liberia and is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which, after completion of the initial public offering, owned 30.1% of our shares.

Business

Our fleet at June 30, 2010 consisted of three wholly-owned Panamax tankers, two LR1 ice class 1A sister ships and one Handymax ice class 1B ship engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. In July and August 2010, we acquired three additional Handymax tankers for an aggregate price of $73.0 million that were previously agreed to be acquired in April 2010.

Our vessels, as described in note 4, are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which was a subsidiary of Simon until October 1, 2009 and is currently owned by members of the Lolli-Ghetti family. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels, as described in note 4, are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement. SSM has subcontracted the technical management of two of our vessels to a third party.

We have an administrative services agreement with Liberty Holding Company (“Liberty”), which is a subsidiary of Simon. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty has contracted these services to SSM. We pay its managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

1.    General information and significant accounting policies (continued)

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represents a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company throughout all periods prior to this date. As such, this business combination is outside the scope of International Financial Reporting Standard (“IFRS”) 3 (2004), “Business Combinations”, and for the year ended December 31, 2009 the results have therefore been prepared using the principles of merger accounting. Under this method:

•

the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on combination;

•

the results and cash flows of all the combining entities are brought into the condensed consolidated financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

•

the difference between the historical carrying amount of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve. The share capital as of December 31, 2009 and June 30, 2010 represents the share capital of Scorpio Tankers Inc. as if Scorpio Tankers Inc. has been incorporated throughout the periods presented. The remaining difference between the historical carrying amount of the net assets transferred and the consideration paid was recognized in a merger reserve.

Any profits recognized after the October 1, 2009 reorganization have been recognized in equity within retained earnings.

The subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

Company	Vessel	Percent Owned	Incorporated in
Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands
Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands
Venice Shipping Company Limited	Venice	100%	The Republic of the Marshall Islands

The interim financial information for the six months ended June 30, 2010 and 2009 has been prepared in accordance with International Accounting Standards (IAS) 34 as issued by the International Accounting Standards Board and was prepared using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2009 except as documented below.

Future modification to segment reporting

As stated in the 2009 annual financial statements, we adopted IFRS 8 “Operating Segments” on January 1, 2009. Historically, our chief operating decision makers did not evaluate our operating results on a discrete basis including on an individual subsidiary or individual vessel basis or by distinct geographical locations. Rather, our operating results were assessed on an aggregated owned vessel basis.

With the June 2010 addition of the STI Conqueror, a Handymax ice class 1B vessel, we expect to evaluate operating results based on tanker class (Panamax and Handymax) in future periods. However, at June 30, 2010, operating results were reviewed on an aggregated consolidated basis as in previous periods.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

1.    General information and significant accounting policies (continued)

Since all of our tankers trade in the international shipping market, geographic disclosure of operating results is not available and would require excessive cost to develop with limited relevance to our business.

New accounting policies

Restricted stock

The restricted stock awards granted to our employees or directors issued as of the balance sheet date (Note 5) contain only service conditions. Accordingly, fair value of restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest. We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by executives under the plan. Compensation expense related to the awards is recognized ratably over the requisite service period of the entire award. The requisite service period is the period during which an employee or director is required to provide service in exchange for an award.

Acquired time charter contracts

Acquired time charter contracts arise from the purchase of time charter contracts from third parties and are stated at cost at the date of acquisition, less accumulated amortization. Where the time charter contract is acquired along with a vessel, the cost of the acquisition is allocated based on the relative fair values of each element acquired. Amortization expense is recognized on a straight line basis over the useful life of the asset, which has been determined to be the remaining contract life at the date of acquisition. The useful life and amortization method are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to the assets is recognized as an offset to revenue.

Impairment of time charter contracts

At each balance sheet date, we review the carrying amount of our acquired time charter contracts to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Due to the assets not generating cash inflows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. The cash generating unit for each time charter contract is the vessel to which the contract relates.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized in net income when it occurs.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in net income when it occurs.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

1.    General information and significant accounting policies (continued)

Change in accounting estimate

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and any impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best and is also consistent with industry practice similar vessels. This change in estimate was applied prospectively and the impact on the income statement for the six months periods ended June 30, 2010 resulted in a decrease in depreciation expense of $0.4 million. This change in estimate will result in a decrease in depreciation expense of $0.8 million for each six month period prospectively until the 20 year anniversary date of the vessels impacted by this change.

Standards and Interpretations adopted during the period

We adopted the following Standards and Interpretations as of January 1, 2010:

IFRIC 18	Transfers of Assets from Customers
IFRS 2 (amended)	Share-based payments
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRS 3 (revised 2008)	Business Combinations
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements
IAS 28 (revised 2008)	Investments in Associates

Improvements to IFRSs (April 2009)

The adoption of these standards did not have a material impact on any of the information contained within the condensed consolidated financial information for any periods presented.

Standards and Interpretations in issue not yet adopted

At the date of authorization of these condensed consolidated financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 9	Financial Instruments
IFRIC 12 (amended)	Service Concession Arrangements
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Improvements to IFRSs (May 2010)

We do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on our financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

2.    Vessels and drydock

	Vessels	Drydock	Total
	$	$	$
Cost
As of January 1, 2010	138,713,588	1,680,784	140,394,372
Additions	116,325,922	509,585	116,835,507

As of June 30, 2010	255,039,510	2,190,369	257,229,879

Accumulated depreciation
As of January 1, 2010	(40,499,502)	(300,603)	(40,800,105)
Charge for the period	(2,925,806)	(375,686)	(3,301,492)

As of June 30, 2010	(43,425,308)	(676,289)	(44,101,597)

Net book value
As of June 30, 2010	211,614,202	1,514,080	213,128,282

As of December 31, 2009	98,214,086	1,380,181	99,594,267

In the first half of June 2010, we took delivery of three product tanker vessels that we previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool. STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts. The value of the time charter contracts is amortized as a reduction to vessel revenue over the remaining life of the time charter contracts.

Noemi and Senatore with an aggregated net book value of $77,404,810 as of December 31, 2009 were provided as collateral under a loan agreement dated May 17, 2005 (the “2005 Credit Facility”). On April 9, 2010, we repaid all borrowings under the 2005 Credit Facility and consequently these vessels are no longer collateralized under this agreement.

Noemi, Senatore, Venice, STI Harmony and STI Heritage with an aggregated net book value of $186,976,128 as of June 30, 2010 were provided as collateral under a loan agreement dated June 2, 2010 (the “2010 Credit Facility”, See Note 7)

3.    Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the condensed consolidated income statements and balance sheet are as follows:

	For the six months ended June 30,
	2010	2009
	$	$
Vessel revenue from pools(A)	3,392,749	7,609,959
Vessel revenue from time charters(B)	5,115,357	4,391,069
Vessel operating costs(C)	(335,554)	(300,000)
Commissions(D)	(114,448)	—
General and administrative expenses(E)	(312,625)	(160,194)
Other(F)	(130,602)	—

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

3.    Related party transactions (continued)

(A)	These transactions relate to revenue earned in the Scorpio Panamax Tanker Pool (the Pool). The Pool is operated by Scorpio Panamax Tanker Pool Limited, which is a Simon subsidiary.
(B)

The revenue earned was for Noemi's time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary) along with STI Harmony’s and STI Heritage’s time charter with Liberty, a Simon subsidiary. See Note 4 for the terms of these time charters.

(C)

These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the condensed consolidated income statement. We believe our technical management fees for the six months ended June 30, 2010 and 2009 were at market rates because it is the same rate as other vessels managed by SSM. Additionally, in December 2009, we signed a Technical Management Agreement (see description below) for each ship with SSM.

(D)

These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). We believe that the commercial management agreement represents a market rate for such services.

There were no charges related to these services for the six month period ended June 30, 2009 and we estimate that the commissions on its fees for the six months ended June 30, 2009 would have been $114,519 and would have decreased net income for the period by the same amount if we operated as an unaffiliated entity. Our estimate is based upon the rates charged to third party participants in the pools for 2009.

(E)

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 vessels and $300 per day for Handymaxes. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

•

The expense for the six months ended June 30, 2010 of $312,625 included the flat fee of $90,500 charged by SCM and administrative fees of $222,125 charged by Liberty and are both included in general and administrative expenses in the condensed consolidated income statement.

•

The expense for the six months ended June 30, 2009 of $160,194 included fees of $23,321 charged by SCM and $136,873 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the six months ended June 30, 2009 were not at market rates. We estimate the fees charged by SCM for six months ended June 30, 2009 would have been $90,500 and would have decreased net income by $67,179. The administrative fee included services provided to us for accounting, administrative, information technology and management. Our fees under administrative services arrangements for the six months ended June 30, 2009 may not have been at market rates. We cannot estimate what the cost would have been if we operated as an unaffiliated party, but believe the charges for the six months ended June 30, 2009 were reasonable and appropriate for the services provided.

(F)

In accordance with our Administrative Services Agreement with Liberty, we have to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for six months ended June 30, 2010 for expenses related to the registration of the existing shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

3.    Related party transactions (continued)

We had the following balances with related parties which have been included in the condensed consolidated balance sheets:

	As of,
	June 30, 2010	December 31, 2009

	$	$
Assets:
Accounts receivable (due from the Pool)	1,471,698	1,133,030
Vessels and drydock(G)	1,180,000	—
Shareholder receivable(H)	—	1,928,253

Liabilities:
Accounts payable (owed to the Pool)	—	—
Accounts payable (commissions)	29,938	30,977

Shareholder’s equity:
Reduction to additional paid in capital(I)	344,490	—

(G)

The Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.

•	The balance as of June 30, 2010 of $1,180,000 was the 1% fee for administrative services provided for the purchases of the STI Harmony, STI Heritage, and STI Conqueror.

(H)

During December 2009, we advanced $1,928,253 to the shareholder, which was recognized as a receivable in the condensed consolidated balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid in the first quarter of 2010.

(I)

As per the Administrative Services Agreement, we have to reimburse Liberty for any direct expenses. The $344,490 as of June 30, 2010 related to expenses for the registration of the shares in the initial public offering, which closed on April 6, 2010, and were recorded as an offset of the proceeds from the offering. The liability has been cash settled as of June 30, 2010.

Key management remuneration

Our executive management was provided by a related party affiliate and included in the management fees described in (E) above, until the April 6, 2010 when the initial public offering closed. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our general and administrative costs would have been comparable with the general and administrative costs presented in the condensed consolidated income statement for the six months ended June 30, 2010 and 2009. For the period April 6, 2010 through June 30, 2010 executive management remuneration of $688,097 has been included as part of general and administrative costs.

4.    Vessel revenue

During the six months ended June 30 2010 and 2009, we had a total of four and two vessels, respectively that earned revenue through time charter contracts. The remaining revenue was generated from vessels operating in the Pool or in the Spot market. In June 2010, the STI Conqueror was operating in the spot market prior to its entry in the Scorpio Handymax Tanker Pool in July 2010.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

4.    Vessel revenue (continued)

Revenue Sources

	For the Six Months Ended June 30,
	2010	2009
	$	$
Time charter revenue	9,285,569	8,834,391
Pool/Spot revenue	4,132,160	7,415,158

	13,417,729	16,249,549

Time charter out contracts:

	Time Charter Out
Vessel	From	To(A)	Daily rate
Noemi	Jan 2007	Jan 2012	$24,500
Senatore	Sept 2007	Sept 2010	$26,000
STI Harmony(B)	June 2010	Oct 2010	$25,500
STI Heritage(B)	June 2010	Jan 2011	$25,500

(A)	The time charter contracts terminate plus or minus 30 days from the anniversary date.
(B)

STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that commenced in October 2007 and January 2008, respectively. The vessels are chartered to subsidiaries of Liberty, which are related parties.

Seasonality

The tanker market is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April—September and stronger during October—March.

5.    Common shares

At December 31, 2009, we had 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

On March 17, 2010, the board of directors amended and restated the Articles of Incorporation to (i) authorize 275,000,000 registered shares of which 250,000,000 were designated as common shares with a par value of $0.01 and 25,000,000 were designated as preferred shares with a par value of $0.01, and (ii) authorize a stock split of 3,726.098 to 1 for the issued and outstanding common shares, which increased the number of shares from 1,500 common shares issued and outstanding to 5,589,147 common shares issued and outstanding. All common share amounts in the condensed consolidated financial statements have been retroactively adjusted for all periods presented, including the share amounts used in the calculation of earnings per share, to give effect to the stock split.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

5.    Common shares (continued)

On April 6, 2010, we completed an initial public offering of our common shares on the New York Stock Exchange. In connection with the offering, we issued and sold 12,500,000 additional common shares. In addition, we listed our existing shares. The costs related to the listing of our existing shares of $130,602 in the six months ended June 30, 2010 were expensed and included in Other (expense) and income, net in the condensed consolidated income statement. On May 4, 2010, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 450,000 shares. Net proceeds from the issuance of the common shares of 12,950,000, including the over-allotment, were $154.8 million Prior to the offering, the Lolli-Ghetti Family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, is a member, owned 100% of our outstanding common shares and maintained a controlling interest in Scorpio Tankers Inc. As a result of the offering, the exercise of the underwriters’ over-allotment and the issuance of restricted shares, the Lolli-Ghetti Family now owns 30% of our common stock and no longer maintains a controlling interest.

Restricted stock issuance

On June 18, 2010, we issued 559,458 shares of restricted stock to the executive officers for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On June 21, 2010, we issued 9,000 shares of restricted stock to our independent directors. The share price at the date of issue was $10.85 per share. The total value of restricted stock for the directors was $94,500 at June 30, 2010. These shares vest on April 6, 2011.

Assuming that all the restricted stock will vest, the stock compensation expense in the future periods will be:

	Executive officers	Directors	Total
July 1, 2010 through December 31, 2010	$851,190	$63,000	$914,190
For the year ending December 31, 2011	1,702,382	31,500	1,733,882
For the year ending December 31, 2012	1,702,382	—	1,702,382
For the year ending December 31, 2013	1,151,776	—	1,151,776
For the year ending December 31, 2014	562,849	—	562,849
For the year ending December 31, 2015	106,929	—	106,929

	6,077,508	94,500	6,172,008

6.    Earnings per share

The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
	2010	2009
Net income attributable to equity holders of the parent	$1,564,506	$4,848,680
Basic weighted average number of shares	11,603,512	5,589,147
Effect of dilutive potential basic shares:
Restricted stock	1,142	—
Diluted weighted average number of shares	11,604,654	5,589,147

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

6.    Earnings per share (continued)

The weighted average number of shares presented above includes the stock split mentioned in Note 5 and assumes that the reorganization mentioned in Note 1 was effective during the period ended June 30, 2009.

The calculation of the dilution of restricted stock includes the fair value of services to be rendered through the vesting dates.

7.    Bank loan

2010 Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, collectively the lead arrangers, for a senior secured term loan facility of up to $150 million. Borrowings under the credit facility can be drawn upon until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. Amounts drawn under this credit facility mature on June 2, 2015 and can only be used to finance vessels. Any vessels financed under the credit facility become collateral assets of the facility.

Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may, at any time, own one or more of our initial vessels, will act as guarantors under the credit facility. As of June 30, 2010, we had drawn down $19.0 million under this facility, and it was in compliance with the loan covenants (as described below). As of November 3, 2010, we had drawn down $148.6 million and complied with the loan covenants.

The credit facility requires us to comply with a number of covenants, including; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants included in the 2010 Credit Facility are as follows:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•

Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and periods thereafter the ratio shall be calculated on a trailing four quarter basis.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2010 and 2009

7.    Bank loan (continued)

•

Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of our initial public offering shall at all times be no less than the higher of (i) US$ 2,000,000 per vessel or (ii) US$ 10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$ 1,000,000 per vessel or (ii) US$ 10,000,000.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

2005 Credit Facility

On April 6, 2010, we completed an initial public offering of our common shares (see Note 5). With a portion of the net proceeds from the offering, on April 9, 2010, we repaid the remaining balance of $38,900,000 under the 2005 Credit Facility (there was a payment of principal of $900,000 in February 2010).

8.    Derivative financial instruments

On April 6, 2010, we completed an initial public offering of our common shares. With a portion of the net proceeds from the offering, on April 9, 2010, we settled the outstanding portion of an interest rate swap entered into in April 2005, for a payment of $1,850,000.

9.    Subsequent events

On July 9, 2010, the Board of Directors of Scorpio Tankers Inc. authorized a share buy-back program of $20.0 million. Scorpio Tankers Inc. expects to repurchase these shares in the open market, at times and prices that Scorpio Tankers Inc. considers to be appropriate. As of October 31, 2010, we have repurchased 244,146 shares at an average price of $10.8452 per share, including commissions.

In July and August 2010, we took delivery of three Handymax vessels (STI Matador, STI Gladiator and STI Highlander) for an aggregate purchase price of $73.0 million. These vessels will participate in the Scorpio Handymax Tanker Pool, which is owned by a related party.

On November 10, 2010, we took delivery of the STI Spirit, a LR2 tanker (approximately 113,100 dead weight tons) that we previously agreed to acquire for a purchase price of $52.2 million. The ship, which is charter free, was built in 2008 and will operate in the Scorpio Aframax Tanker Pool.

The purchase of the STI Spirit also includes two purchase options with the seller. Each option grants the Company the right, but not the obligation, to purchase a 2008 built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons) for a price of $45.0 million. Each option can be exercised at any time until September 2011.

On November 5, 2010, we entered into a committed term sheet with DVB Bank SE (DVB) for a senior secured term loan facility for the lower of $28.6 million or 55% of the charter free fair market value of the STI Spirit, which was acquired on November 10, 2010. The committed term sheet has customary conditions including DVB’s satisfaction with the completion of business, legal, environmental, tax, financial, accounting and customer call due diligence. Under the terms of the committed term sheet letter, the credit facility would have a maturity date of seven years after the drawdown date, and the loan would bear interest at LIBOR plus a margin of 2.75% per annum. The credit facility may only be used to finance the STI Spirit.

We have entered into an agreement pursuant to which an unaffiliated third party has the option to purchase the STI Highlander from us for an aggregate purchase price of $32.5 million. The buyer is required to notify the Company if it intends to exercise such option by November 23, 2010.

SCORPIO TANKERS INC.